Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ONYX BIDCO LLC,

ONYX MERGER SUB, INC.

and

OPTION CARE HEALTH, INC.

Dated as of OCTOBER 5, 2026

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS & INTERPRETATIONS		2

1.1	Certain Definitions	2
1.2	Index of Defined Terms	19
1.3	Certain Interpretations	21

ARTICLE II THE MERGER		23

2.1	The Merger	23
2.2	The Effective Time	23
2.3	The Closing	23
2.4	Effect of the Merger	23
2.5	Certificate of Incorporation and Bylaws	24
2.6	Directors and Officers	24
2.7	Effect on Capital Stock	24
2.8	Treatment of Equity Awards	26
2.9	Treatment of 2017 Warrants	28
2.10	Exchange of Certificates	28
2.11	No Further Ownership Rights in Company Common Stock	30
2.12	Lost, Stolen or Destroyed Certificates	31
2.13	Required Withholding	31

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		31

3.1	Organization; Good Standing	31
3.2	Corporate Power; Enforceability	32
3.3	Company Board Approval; Fairness Opinion; Anti-Takeover Laws	32
3.4	Requisite Stockholder Approval	33
3.5	Non-Contravention	33
3.6	Requisite Governmental Approvals	33
3.7	Capitalization	34
3.8	Subsidiaries	35
3.9	Company SEC Documents	36
3.10	Company Financial Statements; Internal Controls	36
3.11	No Undisclosed Liabilities	37
3.12	Absence of Certain Changes	38
3.13	Material Contracts	38
3.14	Healthcare Matters; Data Privacy	38
3.15	Corrupt Practices	41
3.16	Sanctions	41
3.17	Benefit Plans	41
3.18	Labor and Employment Matters	43
3.19	Taxes	44
3.20	Intellectual Property	45
3.21	Information Technology; Data Protection	47
3.22	Environmental Protection	47

3.23	Real Property	48
3.24	Compliance with Laws	48
3.25	Legal Proceedings; Orders	49
3.26	Insurance	49
3.27	Brokers	49
3.28	Company Information	49
3.29	Related Person Transactions	50
3.30	No Other Representations or Warranties; Acknowledgement of Disclaimer.	50

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		50

4.1	Organization; Good Standing	50
4.2	Corporate Power; Enforceability	51
4.3	Non-Contravention	51
4.4	Requisite Governmental Approvals	51
4.5	Legal Proceedings; Orders	52
4.6	Ownership of Company Common Stock	52
4.7	Brokers	52
4.8	Operations of Parent and Merger Sub	52
4.9	No Parent Vote or Approval Required	52
4.10	Guarantee	52
4.11	Financing	53
4.12	Stockholder and Management Arrangements	55
4.13	Solvency	55
4.14	Non-Reliance	56
4.15	Ownership of Parent and Merger Sub	56
4.16	Parent and Merger Sub Information	56
4.17	No Other Representations or Warranties; Acknowledgement of Disclaimer	57

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		57

5.1	Affirmative Obligations	57
5.2	Forbearance Covenants	58
5.3	No Solicitation	62
5.4	No Control of the Other Party’s Business	66

ARTICLE VI ADDITIONAL COVENANTS		67

6.1	Required Action and Forbearance; Efforts	67
6.2	Antitrust and Regulatory Matters	68
6.3	Proxy Statement and Other Required SEC Filings	70
6.4	Company Stockholder Meeting	72
6.5	Financing	73
6.6	Financing Cooperation	76
6.7	Anti-Takeover Laws	82
6.8	Access	83
6.9	Section 16(b) Exemption	83
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	84
6.11	Employee Matters	86

6.12	Public Statements and Disclosure	88
6.13	Transaction Litigation	89
6.14	Stock Exchange Delisting; Deregistration	89
6.15	Additional Agreements	89
6.16	Parent Vote	89
6.17	2017 Warrants	89

ARTICLE VII CONDITIONS TO THE MERGER		90

7.1	Conditions to Each Party’s Obligations to Effect the Merger	90
7.2	Conditions to the Obligations of Parent and Merger Sub to Effect the Merger	90
7.3	Conditions to the Company’s Obligations to Effect the Merger	91

ARTICLE VIII TERMINATION		92

8.1	Termination	92
8.2	Manner and Notice of Termination; Effect of Termination	94
8.3	Fees and Expenses	94

ARTICLE IX GENERAL PROVISIONS		98

9.1	Survival of Representations, Warranties and Covenants	98
9.2	Notices	98
9.3	Amendment, Waiver and Assignment	99
9.4	Confidentiality	100
9.5	Entire Agreement	100
9.6	Third-Party Beneficiaries	101
9.7	Severability	101
9.8	Remedies	101
9.9	Governing Law	102
9.10	Consent to Jurisdiction	103
9.11	WAIVER OF JURY TRIAL	105
9.12	No Recourse	105
9.13	Company Disclosure Letter References	105
9.14	Counterparts	105

EXHIBITS

Exhibit A         Form of Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 5, 2026, by and among Onyx Bidco LLC, a Delaware limited liability company (“Parent”), Onyx Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Option Care Health, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company is sometimes referred to herein as a “Party” and, collectively, as the “Parties.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A.            The Company Board has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL and (iv) directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration at the Company Stockholder Meeting.

B.            (i) Each of the board of directors of Parent and the board of directors of Merger Sub has (A) declared it advisable to enter into this Agreement and (B) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; and (ii) Parent, in its capacity as the sole stockholder of Merger Sub, will adopt this Agreement by written consent promptly following its execution.

C.            Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered the guarantees (the “Guarantees”) from Clayton, Dubilier & Rice Fund XII, L.P., a Cayman Islands exempted limited partnership and McKesson Corporation, a Delaware corporation (collectively, the “Guarantors”), in favor of the Company, pursuant to which, subject to the terms and conditions contained therein, the Guarantors are guaranteeing certain obligations of Parent and Merger Sub contained in this Agreement.

D.            Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I
DEFINITIONS & INTERPRETATIONS

1.1          Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a)           “2017 Warrants” means those certain warrants issued by the Company pursuant to a Warrant Purchase Agreement, dated as of June 29, 2017, as amended and restated pursuant to an Amended and Restated Warrant Agreement, dated as of March 14, 2019 (the “Warrant Agreement”).

(b)           “Acceptable Confidentiality Agreement” means any confidentiality agreement (i) in effect as of the date hereof or (ii) executed, delivered and effective after the date hereof and, in the case of this clause (ii), containing terms that are no less restrictive in any material respect to the counterparty (and its Representatives) than those contained in the Confidentiality Agreements, except that such confidentiality agreement need not contain any explicit or implicit “standstill” or similar provision or otherwise restrict the making of, or amendment or modification to, any Acquisition Proposal.

(c)           “Acquisition Proposal” means any indication of interest, offer or proposal (whether or not in writing) (other than an indication of interest, offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

(d)           “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i)            any direct or indirect purchase or other acquisition by any Person or Group, or equityholders of any such Person or Group, whether from the Company or any other Person(s), of securities representing more than 20% of the total outstanding equity securities (by vote or economic interests) of the Company outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 20% of the total outstanding equity securities (by vote or economic interests) of the Company outstanding after giving effect to the consummation of such tender or exchange offer;

(ii)           any direct or indirect purchase or other acquisition by any Person or Group of any businesses or assets (including equity interests in Subsidiaries of the Company) that constitute or account for more than 20% of the consolidated assets, net revenue or net income of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as determined in good faith by the Company Board);

(iii)          any direct or indirect merger, consolidation, share exchange, joint venture, partnership, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group, or stockholders of any such Person or Group, would hold or control, directly or indirectly, more than 20% of the equity interests or voting power of the Company or the surviving or resulting entity of such transaction after giving effect to the consummation of such transaction; or

(iv)         any combination of the foregoing.

(e)           “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise; provided that no “portfolio company” (as such term is used in the private equity industry) of any investment funds managed or controlled by Clayton, Dubilier & Rice, LLC (“CD&R”) or any of its Affiliates shall be deemed an “Affiliate” of Parent or Merger Sub hereunder; and provided further that McKesson Corporation (“McKesson”) and its Affiliates shall be deemed “Affiliates” of Parent for all purposes of this Agreement.

(f)            “AI Technology” means any and all machine learning, deep learning, and other artificial intelligence (“AI”) technologies, including generative AI, AI models (including large language models) and neural networks.

(g)           “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws, in any jurisdiction, whether domestic or foreign, in each case, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments to or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case, that are applicable to the Merger.

(h)           “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2025, set forth in the Company’s Form 10-K filed by the Company with the SEC on February 24, 2026.

(i)            “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York.

(j)            “Bylaws” means the Amended and Restated By-Laws of the Company, effective as of May 14, 2025.

(k)           “Charter” means the Fourth Amended and Restated Certificate of Incorporation of the Company, effective as of May 15, 2025.

(l)            “Code” means the Internal Revenue Code of 1986.

(m)          “Company Board” means the Board of Directors of the Company.

(n)           “Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

(o)           “Company Debt Agreements” means (i) that certain Amended and Restated First Lien Credit Agreement, dated as of October 27, 2021, as amended, amended and restated, supplemented or otherwise modified prior to the date of this Agreement, by and among the Company, as the Parent Borrower (as defined therein), each other Loan Party (as defined therein) party thereto from time to time, each lender party thereto from time to time and Bank of America, N.A., as administrative agent (the “Credit Agreement”), (ii) the Company Senior Notes Indenture, and (iii) any Secured Hedge Agreement (as defined in the Credit Agreement) as in effect on the date of this Agreement.

(p)           “Company Equity Awards” means Company Options, Company RSUs, and Company PSUs.

(q)           “Company Indebtedness” means all Indebtedness outstanding under the Company Debt Agreements.

(r)            “Company Intellectual Property” means the Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

(s)           “Company Material Adverse Effect” means any change, event, circumstance, occurrence, fact, condition, effect or development that, individually or in the aggregate, has, or reasonably would be expected to have, a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following, and no changes, events, effects or developments arising out of, relating to or resulting from the following (in each case, by itself or when aggregated), will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below):

(i)            any general economic conditions, or conditions in the global, international, national or regional economy generally, including changes in inflation, supply chain disruptions and labor shortages;

(ii)           any conditions in the equity, credit, debt, financial, banking, currency or capital markets, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)          any changes in conditions or developments that generally affect the industries in which the Company and its Subsidiaries conduct business (including the pharmacy or infusion industries) or in any jurisdiction or geographical area in which the Company or any of its Subsidiaries conducts business, or changes therein;

(iv)         any social, political or geopolitical conditions (including changes therein) globally, internationally, nationally or regionally or events, including the results of any primary or general elections;

(v)          any Emergency or Emergency Measures;

(vi)         the negotiation, execution, delivery or performance of this Agreement or the announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, payors, vendors, lenders, lessors, business or joint venture or other partners, employees (including any employee attrition), regulators, Governmental Authorities or any other third Person, or on revenues, income or expenses of the Company or any of its Subsidiaries, or the identity of, or any facts or circumstances relating to the Guarantors, Parent, Merger Sub or the respective Affiliates of the foregoing, the respective financing sources of or investors or shareholders in the foregoing, or the respective plans or intentions of the foregoing, in each case, with respect to the Company or its business (it being understood that this clause (vi) shall not apply to (A) the representations and warranties set forth in Section 3.5 (Non-Contravention) or Section 3.6 (Requisite Governmental Approvals) and (B) the condition to Closing set forth in Section 7.2(a) solely to the extent it relates to the representations and warranties referenced in clause (A) of this proviso);

(vii)         the compliance by any Party with the express terms of this Agreement, including any action required to be taken or required to be refrained from being taken pursuant to the express terms of this Agreement (other than the requirements as set forth in Sections 5.1 and 5.2);

(viii)       any action taken or refrained from being taken, in each case, to which Parent has expressly approved or consented in writing following the date of this Agreement;

(ix)          any changes in GAAP after the date hereof, or in any applicable Laws (including Healthcare Laws) (or the enforcement or binding interpretation of any of the foregoing), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law, regulation or policy (or the enforcement or interpretation thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby;

(x)           any anti-dumping actions, tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions in the United States or any other country or region in the world;

(xi)          any changes in the price or trading volume of the Company Common Stock or to the Company’s credit ratings, in each case, in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xii)         any failure by the Company and its Subsidiaries to meet (A) any internal or public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xiii)        the availability or cost of equity, debt or other financing to Parent or Merger Sub;

(xiv)        any Transaction Litigation or any demand or Legal Proceeding for appraisal of the fair value of any shares of Company Common Stock pursuant to the DGCL in connection herewith; and

(xv)         any breach by Parent or Merger Sub of this Agreement;

except, in each case of clauses (i), (ii), (iii), (iv), (v), (ix) and (x) solely to the extent that such changes, events, circumstances, occurrences, facts, conditions, effects or developments have had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or may, would or could occur.

(t)            “Company Option” means any unexercised option to purchase shares of Company Common Stock granted under any Company Stock Plan.

(u)           “Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

(v)           “Company PSU” means any performance stock unit of the Company granted under any Company Stock Plan payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock.

(w)           “Company RSU” means any restricted stock unit of the Company granted under any Company Stock Plan payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock.

(x)           “Company Senior Notes” means the Company’s 4.375% Senior Notes due 2029 issued pursuant to the Company Senior Notes Indenture.

(y)           “Company Senior Notes Indenture” means the Indenture, dated October 27, 2021, by and among the Company, the guarantors party thereto and Ankura Trust Company, LLC, as trustee, as amended, supplemented or otherwise modified prior to the date of this Agreement.

(z)           “Company Stock Plans” means the Option Care Health, Inc. Amended and Restated 2018 Equity Incentive Plan, updated as of May 15, 2024, and each other Employee Plan that provides for the awards of Company Common Stock, Company RSUs, Company PSUs, or rights of any kind to receive shares of Company Common Stock.

(aa)         “Company Stockholders” means the holders of shares of Company Common Stock.

(bb)        “Company Systems” means, collectively, the information technology systems and infrastructure owned, leased or licensed by the Company and its Subsidiaries (including cloud implementations), including software, hardware, firmware, networks, interfaces, platforms and related systems, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, wide area network and other information technology equipment.

(cc)         “Confidentiality Agreements” means the agreements listed in Section 9.4 of the Company Disclosure Letter.

(dd)        “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (including those on vacation, sick leave, maternity leave, military service, lay-off, disability or other paid time off or leave of absence) and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(ee)         “Contract” means any agreement, contract, subcontract, note, bond, mortgage, indenture, lease, license or sublicense, in each case, which purports to be legally binding.

(ff)           “DOJ” means the United States Department of Justice or any successor thereto.

(gg)         “EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System.

(hh)         “Emergency” means any (i) natural disaster (including any epidemic, pandemic or disease outbreak, act of God, casualty, volcanic activity, earthquake, storm, hurricane, tsunami, tornado, severe weather, power outage or electrical blackout, fire, accident, flood, mudslide, nuclear incident, other natural or man-made catastrophe, or other force majeure event, or any escalation or worsening thereof), or (ii) outbreak, escalation or worsening of hostilities, armed conflict (including the current dispute and conflict between the Russian Federation and Ukraine and the current conflict in the Middle East, and any evolutions or escalations thereof and any sanctions or other applicable Laws, directives, policies, guidelines or recommendations promulgated by any Governmental Authority in connection therewith), war (whether or not declared), military actions, rebellion, insurrection, sabotage, cyberattack, cyberterrorism, acts of terrorism, political instability, foreign or domestic social protest or social unrest (whether or not violent), partial or complete governmental shutdown, or other national or international calamity, crisis or emergency, including any escalation or worsening of, and, in each case, any governmental or other response to any of the foregoing described in clause (i) or clause (ii) or any threats thereof.

(ii)            “Emergency Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, temporary closure, sequester, safety or similar Law, sanction, mandate or directive promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention, in each case, in direct response to an Emergency.

(jj)           “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA (whether or not subject to ERISA)) and each other bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, stock purchase or other equity-based, incentive compensation, profit sharing, savings, retirement, disability, health and welfare, insurance coverage, perquisite or fringe benefits, vacation, deferred compensation, severance, separation, termination, retention, change of control, stay bonus and other similar plan, program, agreement, policy, funding vehicle or arrangement (written or oral) that is (i) sponsored, maintained or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries for the benefit of any current or former officer, director, employee or individual independent contractor of the Company or any of its Subsidiaries or (ii) with respect to which the Company or its Subsidiaries have any liability, contingent or otherwise, other than any such plan, scheme or arrangement (a) that is sponsored or maintained by a Governmental Authority, (b) that the Company or any of its Subsidiaries is required by Law to maintain or contribute to or (c) any Multiemployer Plan.

(kk)         “Environmental Law” means any applicable Law in effect on the Closing Date relating to the protection of the environment (including ambient air, surface water, groundwater or land), pollution or, as it relates to exposure to Hazardous Substances, human health and safety.

(ll)           “ERISA” means the Employee Retirement Income Security Act of 1974 and the regulations promulgated thereunder.

(mm)       “Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer or import controls (including without limitation, the Export Administration Regulations administered by the U.S. Department of Commerce and customs and import laws administered by U.S. Customs and Border Protection).

(nn)        “Exchange Act” means the Securities Exchange Act of 1934.

(oo)        “Excluded Information” means (i) pro forma financial information, pro forma financial statements, other post-Closing or pro forma cost savings, synergies or capitalization or ownership information desired to be incorporated into any materials used in connection with the Debt Financing or any Alternative Debt Financing or projections (collectively, the “Pro Forma Information and Projections”) (in each case, other than (x) pro forma information relating to periods prior to Closing, not relating to the transactions contemplated by this Agreement, and not otherwise required to be disclosed by the Company in connection with its public reporting and (y) for the avoidance of doubt, historical and factual information reasonably necessary for Parent or Merger Sub to prepare any such Pro Forma Information and Projections), (ii) any description of all or any portion of the Debt Financing or Alternative Debt Financing, including any “description of notes,” “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in preparation of an offering memorandum for private placements of non-convertible, high-yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act, (iii) risk factors relating to all or any component of the Debt Financing or Alternative Debt Financing, (iv) any description of the post-Closing capital structure, including descriptions of indebtedness or equity of Parent or any of its Affiliates (including the Company and its Subsidiaries on or after the Closing Date), (v) (x) historical financial statements or other information required by Rule 3-05 with respect to prior acquisitions, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act, (y) any compensation discussion and analysis or other information required by Item 10, Item 402, Item 404 or Item 601 of Regulation S-K under the Securities Act, any XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A or (z) separate Subsidiary financial statements or any financial information with respect to the Company and its Subsidiaries on a non-consolidated basis, (vi) “segment” financial information and disclosure, including, without limitation, as required by Regulation S-K Item 101(b) and FASB Accounting Standards Codification Topic 280, or (vii) financial information to the extent not reasonably available to the Company under its current financial reporting systems.

(pp)        “Financing Sources” means the Lenders, together with their Affiliates and Representatives involved in the Debt Financing (or Alternative Debt Financing) and their respective successors, assigns, employees, officers, directors, attorneys, agents or advisors.

(qq)        “FTC” means the United States Federal Trade Commission or any successor thereto.

(rr)           “GAAP” means generally accepted accounting principles in the United States, consistently applied and as in effect from time to time.

(ss)         “Governmental Authority” means any government, governmental, or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, in each case whether federal, national, supranational, state, county, municipal, provincial, local, foreign or multinational.

(tt)          “Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(uu)         “Governmental Health Program” means any federal health program as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, Medicaid, TRICARE, CHAMPVA, any state health plan adopted pursuant to Title XIX of the Social Security Act (42 U.S.C. 1395 et seq.), any health insurance program for the benefit of federal employees, including those under chapter 89 of title 5, United States Code, and any other state or federal healthcare program administered by a Governmental Authority.

(vv)         “Group” has the meaning as used in Section 13(d) of the Exchange Act.

(ww)       “Hazardous Substance” means any toxic or hazardous material, substance or waste defined or regulated under Environmental Laws due to its hazardous, dangerous or deleterious properties or characteristics including, for the avoidance of doubt, per- and polyfluoroalkyl substances.

(xx)          “Healthcare Laws” means all applicable healthcare Laws, including: any Law pertaining to or regulating the provision or administration of, or payment for, healthcare products and services; all state and federal controlled substance and drug diversion Laws, including the Federal Controlled Substances Act (21 U.S.C. § 801 et seq.); the Medicare statute, including all Laws relating to Medicare Advantage and Health Maintenance Organizations (42 U.S.C. §§ 1395-1395lll); the Medicaid statute (42 U.S.C. §§ 1396-1396w-5); the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a); criminal false claims statutes (e.g. 18 U.S.C. §§ 287 and 1001); the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. §§ 3801-3812); the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b); the federal Stark Law (42 U.S.C. § 1395nn); the federal False Claims Act (31 U.S.C. §§ 3729-3733, 42 U.S.C. §§ 1320a-7, 1320a-7a, and 1396b); the Anti-Inducement Law, 42 U.S.C. § 1320a-7a(a)(5); the Patient Protection and Affordable Care Act of 2010 and all amendments thereto; HIPAA (as defined herein); the federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), including requirements applicable to compounding under Sections 503A and 503B thereof; the Drug Supply Chain Security Act (Title II of the Drug Quality and Security Act, P.L. 113-54); the 340B Drug Pricing Program (42 U.S.C. § 256b) and all guidance issued thereunder by the Health Resources and Services Administration; all state and federal Laws governing pharmacy practice, pharmacy licensure, sterile and non-sterile compounding (including compliance with USP Chapter 797 and USP Chapter 800 standards as adopted by applicable state boards of pharmacy), and the dispensing and distribution of prescription drugs; all Laws governing the enrollment, participation, conditions of participation, and supplier standards applicable to providers and suppliers in Governmental Health Programs, including DMEPOS supplier standards (42 C.F.R. Part 424, Subpart D); all Laws governing the corporate practice of medicine and restrictions on the corporate employment of licensed health care professionals; all similar state Law counterparts to the foregoing; and all rules and regulations promulgated thereunder, including any applicable amendments or implementing regulations, in each case, as amended.

(yy)         “Healthcare Permits” means any and all licenses, permits, certifications, authorizations, exemptions, Governmental Health Program enrollments, registrations, accreditations, letters of non-reviewability, certificates of need, consents, supplier or provider numbers, qualifications, operating authorities, approvals or clearances which are issued or entered by a Governmental Authority with jurisdiction over any Healthcare Law and which are legally required or necessary for the operation of the business of the Company and its Subsidiaries.

(zz)          “HIPAA” means the following, as the same may be amended, modified or supplemented from time to time, and any successor statute thereto, together with any and all rules or regulations promulgated from time to time thereunder: (i) Health Insurance Portability and Accountability Act of 1996 and (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009).

(aaa)       “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(bbb)      “Indebtedness” means, with respect to any Person, without duplication, as of the date of determination: (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments including any accrued interest thereon, (iii) all lease obligations of such Person capitalized on the books and records of such Person, (iv) all Indebtedness of others secured by a lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (v) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon and (vi) all guarantees of such Person of any Indebtedness of any other Person other than a wholly owned subsidiary of such Person.

(ccc)       “Intellectual Property” means, in any and all jurisdictions throughout the world, any and all intellectual property and similar proprietary rights including the following: (i) all patents and applications, including all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part therefor; (ii) all copyrights, copyright registrations and applications therefor and rights in copyrightable subject matter in published and unpublished works of authorship; (iii)  all trademarks, service marks, trade dress rights and other indicia of origin and rights therein, and registrations and applications for registration thereof, together with all of the goodwill associated with any of the foregoing; (iv) rights in trade secrets including all inventions, processes, designs, formulae, models, tools, algorithms, know-how, ideas, research and development, data and databases and other confidential information; (v) rights in software; and (vi) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

(ddd)      “Intervening Event” means any material positive change, event, effect, development or circumstance with respect to the Company and its Subsidiaries, taken as a whole, that (i) was not known or reasonably foreseeable to the Company Board on the date of this Agreement (or, if known by the Company Board, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement), (ii) is not a result of a breach of this Agreement by the Company or its Subsidiaries and (iii) does not relate to (A) any Acquisition Proposal or any matter related thereto or to the consequences thereof, (B) the mere fact, in and of itself, that the Company meets or exceeds any internal or published financial projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or (C) changes after the date hereof in the market price or trading volume of the Company Common Stock (it being understood that the underlying cause of any of the foregoing in the immediately preceding clauses (B) and (C) may be taken into consideration when determining whether an Intervening Event has occurred).

(eee)       “Knowledge” of (i) the Company, with respect to any matter in question, means the actual knowledge of the individuals set forth on Section 1.1(eee) of the Company Disclosure Letter and (ii) Parent, with respect to any matter in question, means the actual knowledge of the individuals set forth on Section 1.1(eee) of the Parent Disclosure Letter.

(fff)         “Law” means any federal, national, state, local, foreign or multinational, statute, constitution, code, decree, order, judgment, rule or regulation, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by any Governmental Authority.

(ggg)      “Legal Proceeding” means any action, lawsuit, litigation, arbitration or other similar legal proceeding brought by or pending before any Governmental Authority.

(hhh)      “Lenders” means each Person (including the lenders, agents, arrangers, bookrunners, managers, co-agents, financial institutions, institutional investors, underwriters, commitment parties or similar debt financing sources) that has committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing in connection with the transactions contemplated hereby pursuant to the Debt Commitment Letter, and the parties to any joinder agreements, indentures, credit agreements or any other definitive documentation entered into pursuant thereto or relating thereto.

(iii)          “Marketing Period” means (A) at all times through and including September 6, 2027, the first period of fifteen (15) consecutive Business Days after the date hereof throughout and at the end of which (i) Parent shall have the Required Financing Information and (ii) the conditions set forth in Section 7.1 and Section 7.2 shall be satisfied or, to the extent permitted by applicable Law, waived (other than any such conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 and Section 7.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period and (B) at all times from and after September 7, 2027, the first period of twelve (12) consecutive Business Days after the date hereof throughout and at the end of which (i) Parent shall have the Required Financing Information and (ii) the conditions set forth in Section 7.1 and Section 7.2 shall be satisfied or, to the extent permitted by applicable Law, waived (other than (I) any such conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing and (II) the conditions set forth in Section 7.1(a), Section 7.1(b) and Section 7.1(c), it being understood that this clause shall not constitute a waiver of such conditions for purposes of Article VII) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 and Section 7.2 (other than the conditions set forth in Section 7.1(a), Section 7.1(b) and Section 7.1(c) if such conditions were not satisfied at the commencement of such twelve (12) consecutive Business Day period as contemplated by clause (II) of the immediately preceding parenthetical above) to fail to be satisfied assuming the Closing were to be scheduled for any time during such twelve (12) consecutive Business Day period; provided that (i)  November 26, 2026, January 18, 2027, February 15, 2027, March 26, 2027, May 31, 2027, June 18, 2027 and July 5, 2027 shall not constitute Business Days for purposes of calculating such fifteen (15) or twelve (12) consecutive Business Day period, as applicable (with such dates being excluded for purposes of, but which shall not reset, the applicable consecutive Business Day period), (ii) if such fifteen (15) consecutive Business Day period shall not have ended on or prior to December 18, 2026, then such fifteen (15) consecutive Business Day period shall not commence prior to January 4, 2027,(iii) if such fifteen (15) consecutive Business Day period shall not have ended on or prior to August 20, 2027, then such fifteen (15) consecutive Business Day period shall be deemed not to have commenced and no Marketing Period shall commence prior to September 7, 2027, at which time the twelve (12) consecutive Business Day period contemplated by clause (B) above shall apply, (iv) the Marketing Period shall be deemed to have been completed and automatically end on any earlier date on which all of the Debt Financing is consummated and Parent or any of its Affiliates shall have obtained the net proceeds contemplated thereby (including as a result of the issuance of indebtedness into escrow) and (v) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the Closing Date, (A) any of the historical financial statements that are included in the Required Financing Information become stale under Regulation S-X or are not otherwise sufficiently current to permit KPMG LLP (or any other auditor to the extent financial statements audited by such auditor are to be included in the Required Financing Information) to deliver the comfort letters referred to in Section 6.6(a)(viii), in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, the Company furnishes Parent with updated Required Financing Information, (B) KPMG LLP (or any other auditor to the extent financial statements audited by such auditor are to be included in the Required Financing Information) shall have withdrawn its audit opinion with respect to any of the audited financial statements of the Company or that are included in the Required Financing Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements by KPMG LLP or another nationally-recognized independent public accounting firm or such financial statements no longer constitute Required Financing Information, (C) the Company, the Company Board or KPMG LLP (or any other auditor to the extent financial statements audited by such auditor are to be included in the Required Financing Information) shall have determined that a restatement of any historical financial information constituting Required Financing Information is required, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed or the Company or the Company Board subsequently concludes that no restatement shall be required in accordance with GAAP or such financial statements no longer constitute Required Financing Information, or (D) the Required Financing Information, taken as a whole, contains any untrue statement of a material fact or omits to state any material fact, in each case with respect to the Company, necessary in order to make the statements contained in the Required Financing Information, in light of the circumstances under which they were made, not misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Financing Information has been updated or supplemented so that there is no longer any such untrue statement or omission. If the Company shall in good faith reasonably believe it has provided the Required Financing Information and that the Marketing Period has commenced, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery and when it believes such period has commenced), in which case, subject to clauses (A) through (D) above, the Required Financing Information shall be deemed to have been delivered and the Marketing Period will be deemed to have commenced on the first Business Day immediately following such notice unless Parent, in good faith, believes the Marketing Period has not commenced and within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (setting forth with reasonable specificity why Parent believes the Marketing Period has not commenced); provided that it is understood that the delivery of such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Financing Information has in fact been delivered and that the Marketing Period has commenced. For the avoidance of doubt, there will be only one full Marketing Period and if a Marketing Period is completed prior to the Closing Date, there will be no requirement for a subsequent Marketing Period to run.

(jjj)          “Material Contract” means any of the following Contracts (other than Employee Plans):

(i)            meets the definition of “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries;

(ii)           involves or provides for the acquisition or divestiture of any asset or property, or any merger, consolidation, or similar business combination transaction, in each case, that would reasonably be expected to result in the receipt or making by the Company or any of its Subsidiaries of future payments in excess of $5,000,000, other than such transactions solely between or among the Company and its Subsidiaries;

(iii)          is expected to involve payment by the Company or its Subsidiaries of more than $100,000,000 in the fiscal year ended December 31, 2026, or that is expected to involve payment (other than by any Payor) to the Company or its Subsidiaries of more than $100,000,000 for the year ended December 31, 2026;

(iv)         provides that the Company or any of its Subsidiaries not compete with any other Person, or which grants “most favored nation”, rights of first refusal or offer or similar covenants to the counterparty to such Contract, in each case, which such covenant is or would reasonably expected to be material to the Company or its Subsidiaries, taken as a whole;

(v)          requires the Company or any of its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) to deal exclusively with any Person or group of related Persons which Contract is material to the Company or its Subsidiaries, taken as a whole;

(vi)         provides that the Company or any of its Subsidiaries is restricted in any material respect in its ability to compete with any Person in any material line of business or geographic areas that is material to the Company or its Subsidiaries, taken as a whole;

(vii)        is a Lease or another Contract for Leased Real Property or personal property, in each case, providing for annual payments of $500,000 or more;

(viii)       any loan agreements, credit agreements, notes, debentures, bonds, mortgages, indentures, and other Contracts pursuant to which any Indebtedness of the Company or its Subsidiaries is outstanding or may be incurred and all guarantees of or by the Company or its Subsidiaries of any Indebtedness of any other person (except for any such Indebtedness or guarantees of Indebtedness (A) the principal amount of which does not exceed $5,000,000 in the aggregate and (B) intercompany Indebtedness solely among the Company and its Subsidiaries in the ordinary course of business);

(ix)          is material to the operation, management or control of any partnership, joint venture and strategic alliance, and provides for any sharing of revenues, profits or losses with one or more Persons or other similar agreement, in each case other than any such agreement solely between or among the Company and its Subsidiaries;

(x)           contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person, other than as would not be material in type or amount;

(xi)          constitutes any settlement agreement or other resolution of any actual or threatened Legal Proceeding pursuant to which the Company or any of its Subsidiaries has outstanding payment obligations in excess of $1,000,000;

(xii)         was entered into with Affiliates (other than the Company and its Subsidiaries), any director, any officer or any beneficial owner of five percent (5%) or more of any class of equity interests of the Company or any of its Subsidiaries and that was entered into other than on an arm’s-length basis;

(xiii)        is a collective bargaining agreement or other similar material Contract with any labor union or other employee representative of a group of employees;

(xiv)        materially restricts or grants rights to use or practice rights under Intellectual Property that are material to the business of the Company and its Subsidiaries, taken as a whole, including agreements providing for access and use of hosted software and licenses to use or practice rights under Intellectual Property granted by (A) the Company or any of its Subsidiaries to a third Person or (B) a third Person to the Company or any of its Subsidiaries, in each case of (A) and (B), other than (v) non-exclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business, (w) licenses to the Company or its Subsidiaries for the use of software for which the Company and its Subsidiaries pay less than $2,000,000 per year, (x) Contracts related to Intellectual Property entered into by employees or independent contractors in the ordinary course of business, (y) confidentiality or non-disclosure agreements entered into in the ordinary course of business, and (z) Contracts where the restricting or granting of any rights to use or practice rights under Intellectual Property are ancillary to the primary purpose of such Contract; provided that, notwithstanding the foregoing, any Contract: (1) pursuant to which the Company or its Subsidiaries licenses software from a third party (whether on prem or software-as-a-service) for more than $2,000,000 per year, or (2) has as a primary purpose the licensing of a material patent or material trademark, shall constitute a Material Contract;

(xv)         is with one of the thirteen (13) largest Payors of the Company and its Subsidiaries measured by revenue for the twelve (12) month period ended August 31, 2026.

(kkk)       “Nasdaq” means the Nasdaq Global Select Market.

(lll)          “Optionholder” means a holder of a Company Option.

(mmm)    “Organizational Documents” means the certificate of incorporation, bylaws, certificate of formation, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a legal entity, in each case, as amended.

(nnn)      “Parent Disclosure Letter” means the disclosure letter delivered by Parent and Merger Sub to the Company on the date of this Agreement.

(ooo)      “Payor” means any private insurer, managed care plan, health benefit plan, health maintenance organization, preferred provider organization, employer-sponsored health plan or any other Person or entity that maintains a Payor Program, including, but not limited to, Governmental Health Programs.

(ppp)      “Payor Program” means any and all Governmental Health Programs and all payment or reimbursement programs in which the Company or its Subsidiaries participate or provide products or services.

(qqq)      “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the latest financial statements of the Company in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests arising or incurred in the ordinary course of business that are not yet due or payable, or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established on the latest financial statements of the Company in accordance with GAAP; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) that, in each case, do not (or would not reasonably be expected to) materially impair ownership, operation or use of the impacted asset(s) as currently owned, operated or used; (iv) liens imposed by applicable Law (other than any Tax Law); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar liens or encumbrances, and zoning, building and other similar codes or restrictions, in each case, that are not violated in any material respect by, or do not and would not reasonably be expected to adversely affect in any material respect the current use or occupancy of, the applicable property; (viii) any non-exclusive license or option or covenant of, or other right or obligation with respect to, any Intellectual Property in favor of vendors, suppliers, or customers in the ordinary course of business; (ix) liens pursuant to any Company Debt Agreements under clauses (i) and (iii) of the definition thereof; (x) statutory, common Law or contractual liens (or other encumbrances of any type) securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries; (xi) liens or other encumbrances of any type that do not, individually or in the aggregate, adversely affect in any material respect the current use or operation of the property or other assets subject thereto; (xii) liens pursuant to any vendor agreement or other similar agreement entered into in the ordinary course of business between any one or more of the Company and its Subsidiaries and any vendor or similar contractual counterparty; or (xiii) all liens, charges, encumbrances, mortgages, deeds of trust and security agreements disclosed in any Company SEC Documents filed within the three (3) month period immediately preceding the date hereof.

(rrr)         “Person” means any individual, corporation (including any nonprofit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(sss)       “Personal Data” means any individually identifiable information identified as “personal information”, “personally identifiable information”, “personal data”, or similar terms under Privacy Laws.

(ttt)         “Privacy Laws” means all Laws to the extent relating to the privacy, use, protection, processing, sharing, receipt, collection, compilation, storage, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Data and applicable to the business of the Company and its Subsidiaries.

(uuu)      “Regulatory Material Adverse Effect” means with respect to any Person, a material adverse effect on the financial condition, business, revenue, or EBITDA of such Person and its Subsidiaries and Affiliates taken as a whole; provided that for this purpose such Person and its Affiliates and Subsidiaries will collectively be deemed to be a company the size of (and with revenue and EBITDA equal to those of) the Company and its Subsidiaries, taken as a whole.

(vvv)      “Reimbursement Obligations” means Parent’s obligations pursuant to Section 6.6(f) and Section 6.6(g).

(www)    “Representatives” means, with respect to any Person, such Person’s Affiliates, and its and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors, financing sources and agents and other advisors and representatives.

(xxx)        “Required Financing Information” means (A) (1) the audited consolidated balance sheets and related audited consolidated statements of comprehensive income, stockholders’ equity and cash flows of the Company as of and for the two most recently completed fiscal years of the Company ended at least ninety (90) days prior to the Closing Date, together with all related notes and schedules thereto, and in each case accompanied by the audit reports thereon of KPMG LLP, and (2) the unaudited consolidated balance sheets and related unaudited consolidated statements of comprehensive income, stockholders’ equity and cash flows of the Company for any subsequent fiscal quarter ended at least forty-five (45) days prior to the Closing Date and the portion of the fiscal year through the end of such quarter (other than in each case the fourth quarter of any fiscal year) and, in each case, for the comparable period of the prior fiscal year, together with all related notes and schedules thereto, in the case of each of clauses (1) and (2) above, prepared in accordance with GAAP and in compliance with Regulation S-X (other than Rules 3-09, 3-10 and 3-16 of Regulation S-X) and which, with respect to clause (2), shall have been reviewed by the independent auditors of the Company as provided in AS 4105, but in each case, excluding Excluded Information; provided that the filing with the SEC of the information required by Form 10-K and Form 10-Q, and such information being publicly available on EDGAR, within such time periods by the Company will satisfy the requirements of this clause (A); (B) if reasonably requested by Parent or the Financing Sources, including in connection with any private placement of non-convertible, high-yield bonds under Rule 144A promulgated under the Securities Act, other financial information (other than Excluded Information) necessary to allow Parent to prepare pro forma financial statements (including for the most recent four (4) fiscal quarter period ended at least forty-five (45) days prior to the Closing Date (or, if the end of the most recently completed four (4) fiscal quarter period is the end of a fiscal year, ended at least ninety (90) days prior to the Closing Date)) that give effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income) and which are prepared in accordance with GAAP, but which need not be prepared in compliance with Regulation S-X or include adjustments for purchase accounting to the extent not customary in private placements of non-convertible, high-yield bonds pursuant to Rule 144A promulgated under the Securities Act; (C) financial data, audit reports, business and other information (including a customary “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the Company) regarding the Company and its Subsidiaries of the type and form customarily included in an offering memorandum for private placements of non-convertible, high-yield bonds under Rule 144A promulgated under the Securities Act, or otherwise necessary to receive from the independent auditors of the Company (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) customary “comfort” (including “negative assurance” comfort and change period comfort) with respect to the financial information of the Company to be included in such offering memorandum, but in each case excluding Excluded Information, provided that the filing with the SEC of the information required by Form 10-K and Form 10-Q or otherwise required pursuant to the Exchange Act, and such information being publicly available on EDGAR, within such time periods by the Company will satisfy the requirements of this clause (C); (D) any replacements or restatements of and supplements to the information specified in items (A) through (C) above if any such information would go stale, contain a material misstatement or omission or otherwise be unusable for such purposes; and (E) the draft comfort letters referred to in Section 6.6(a)(viii).

(yyy)      “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union and His Majesty’s Treasury of the United Kingdom.

(zzz)        “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(aaaa)     “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(bbbb)    “Securities Act” means the Securities Act of 1933.

(cccc)     “Security Breach” means any unauthorized access or processing that compromises the confidentiality or integrity of Personal Data maintained or processed by or on behalf of the Company and its Subsidiaries, or unauthorized access to or disruption of Company Systems owned or controlled by the Company and its Subsidiaries (including any ransomware attack) or any incident requiring notification to any Person under applicable Law.

(dddd)    “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors, managers or trustees, or other Persons performing similar functions, or (ii) representing more than 50% of such securities or ownership interests, in each case, are at the time directly or indirectly owned or controlled by such first Person.

(eeee)     “Superior Proposal” means any bona fide written Acquisition Proposal received after the date of this Agreement that did not result from a material breach of Section 5.3(a) for an Acquisition Transaction on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) would, if consummated, result in a transaction that would be more favorable to the Company Stockholders from a financial point of view than the Merger (taking into account (i) any changes to the terms of this Agreement committed to by Parent in response to such Superior Proposal in accordance with Section 5.3, (ii) the identity of the Person making such Acquisition Proposal and (iii) all legal, regulatory, financial, timing, financing, certainty of closing and all other aspects of such Acquisition Proposal that the Company Board (or a committee thereof) considers in good faith to be relevant). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.”

(ffff)        “Tax” means any U.S. federal, state and local or non-U.S. taxes, levies, assessments and similar governmental charges or impositions (including gross receipts, income, profits, sales, use or occupation, goods and services, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes) imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed thereon by such Governmental Authority.

(gggg)    “Tax Return” means any return, declaration, report, statement or information return required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(hhhh)    “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (and/or their respective directors and/or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions, other than any Legal Proceedings among the Parties related to this Agreement or the Financing Letters.

(iiii)         “Transactions” means the Merger and the other transactions contemplated by this Agreement.

(jjjj)         “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. § 2101 et seq. or any similar applicable Laws relating to any plant closing or mass layoff or similar triggering event.

(kkkk)     “Willful and Material Breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the actual knowledge that the taking of, or failure to take, such act would, or would be reasonably likely to, cause or constitute a material breach of this Agreement.

1.2          Index of Defined Terms. In addition to the terms defined in Section 1.1, the following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Acquisition Proposal Notice Period	5.3(d)(ii)(A)
Agreement	Preamble
Alternative Debt Financing	6.5(d)
Alternative Acquisition Agreement	5.3(a)
Capitalization Date	3.7(a)
CD&R	1.1(e)
Certificate of Merger	2.2
Certificates	2.10(c)
Chosen Courts	9.10
Closing	2.3
Closing Date	2.3
Closing Year Annual Bonus	6.11(c)
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(c)(i)
Company Disclosure Letter	Article III
Company Impairment Effect	3.1
Company Related Parties	8.3(e)(ii)
Company SEC Documents	Article III
Company Securities	3.7(c)
Company Stockholder Meeting	6.4(a)
Company Termination Fee	8.3(b)(i)
Continuation Period	6.11(b)
Converted RSU Cash Award	2.8(b)(ii)
Credit Agreement	1.1(o)
D&O Insurance	6.10(c)
Debt Commitment Letter	4.11(a)
Debt Financing	4.11(a)
Debt Marketing Materials	6.6(a)(ii)
DGCL	Recitals
Dissenting Company Shares	2.7(c)
DTC	2.10(d)
DTC Payment	2.10(d)
Effective Time	2.2
Electronic Delivery	9.14
Enforceability Exceptions	3.2
Enforcement Expenses	8.3(f)
Environmental Permits	3.22
Equity Commitment Letters	4.11(a)

Term	Section Reference
Equity Financing	4.11(a)
Fee Letter	4.11(a)
Financing	4.11(a)
Financing Letters	4.11(a)
Guarantee	Recitals
Guarantor	Recitals
Healthcare Filings	6.1(a)
Indemnified Persons	6.10(a)
Interim Period	5.1
Intervening Event Notice Period	5.3(d)(i)(A)
Lease	3.23(b)
Leased Real Property	3.23(b)
Legal Prohibition	8.1(b)
Maximum Annual Premium	6.10(c)
McKesson	1.1(e)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	3.17(c)
New Plan	6.11(d)
Old Plans	6.11(d)
Open Source Software	3.20(e)
Option Consideration	2.8(a)(i)
Other Indemnified Persons	6.10(e)
Other Required Company Filing	6.3(b)
Owned Company Shares	2.7(a)(iii)
Parent	Preamble
Parent and Merger Sub Reasonable Best Efforts	6.2(b)
Parent Material Adverse Effect	7.3(a)
Parent Related Parties……………………………………………………	8.3(e)(i)
Parent Termination Fee	8.3(c)
Party	Preamble
Payment Agent	2.10(a)
Payment Fund	2.10(b)
Payoff Letters	6.6(c)(i)
PBGC	3.17(a)
Per Share Price	2.7(a)(ii)
Pre-Closing Documents	6.6(b)
Pro Forma Information and Projections	1.1(oo)
Prior Year Annual Bonus	6.11(c)
Prohibited Financing Modification	6.5(a)
Proxy Statement	6.3(a)
PSU Consideration	2.8(c)
Redemption Notice	6.6(c)(ii)
Related Person Transaction	3.29
Remedy Action	6.2(b)

Term	Section Reference
Required Funding Amount	4.11(c)
Requisite Stockholder Approval	3.4
RSU Consideration	2.8(b)
Subject Courts	9.10(b)
Surviving Corporation	2.1
Tail Policy	6.10(c)
Termination Date	8.1(c)
Uncertificated Shares	2.10(c)
Unvested RSU	2.8(b)(ii)
Vested RSU	2.8(b)(i)
Warrant Agreement	1.1(a)
Warrant Holders	6.17

1.3          Certain Interpretations.

(a)           When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated, and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b)           When used herein, (i) the words “hereof,” “hereunder,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c)           Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)           The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)            When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f)            The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g)           When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h)            When used herein, “ordinary course of business” shall be construed to mean “ordinary course of business, consistent with past practice”.

(i)            Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(j)            Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or modified, including by succession of comparable successor Laws and references to the rules and regulations promulgated thereunder or pursuant thereto.

(k)           References to any agreement or Contract (in each case, other than any Contract or instrument listed in the Schedules) are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time.

(l)            All accounting terms used herein will be interpreted in accordance with GAAP unless expressly stated otherwise.

(m)          The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(n)           The measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18 and one (1) month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(o)           If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

(p)           The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(q)           Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) publicly filed on EDGAR as part of a Company SEC Document (or expressly incorporated by reference into a Company SEC Document), (ii) posted to a virtual data room titled “Onyx” managed by the Company at https://app.global.datasite.com or (iii) delivered or provided to Parent or its Affiliates or its or their respective Representatives, in each case, prior to the execution and delivery of this Agreement.

(r)            All references to time shall refer to New York City time unless otherwise specified.

Article II
THE MERGER

2.1           The Merger. Upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2           The Effective Time. Upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time such filing is accepted for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3           The Closing. The consummation of the Merger (the “Closing”) will take place at (a) 9:00 a.m., New York City time, remotely by exchange of documents and signatures (or their electronic counterparts), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing; provided that, if the Marketing Period has not ended on or prior to the time of such satisfaction or waiver of such conditions, the Closing will instead occur on the earlier of (a) a date during the Marketing Period specified by Parent on no fewer than three (3) Business Days’ notice to the Company (unless a shorter period shall be agreed to by the Company and Parent) and (b) the third (3rd) Business Day following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver (to the extent permitted hereunder) of all conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions)). The date on which the Closing occurs is referred to as the “Closing Date.”

2.4          Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of (a) the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation and (b) the debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5          Certificate of Incorporation and Bylaws.

(a)           Certificate of Incorporation. At the Effective Time and by virtue of the Merger, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit A attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 6.10(a)).

(b)           Bylaws. At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 6.10(a)).

2.6          Directors and Officers. The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

2.7           Effect on Capital Stock.

(a)           Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities described in this Section 2.7, the following will occur:

(i)            each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be cancelled, extinguished and converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(ii)           each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $32.05, without interest thereon (the “Per Share Price”) in accordance with the provisions of Section 2.10 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.12); and

(iii)          each share of Company Common Stock that is (A) held by the Company or any of its Subsidiaries, as treasury stock or (B) owned by Parent or any of its Subsidiaries (including Merger Sub), in each case as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”), will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b)           Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock (or securities convertible or exchangeable into or exercisable for shares of Company Common Stock) occurring on or after the date of this Agreement and prior to the Effective Time; provided that nothing in this Section 2.7(b) shall be construed to permit the Company or any of its Subsidiaries or any other Person to take any action that would otherwise be prohibited by the terms of this Agreement.

(c)           Statutory Rights of Appraisal. Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), any share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Owned Company Shares) and that is held by a holder of such share of Company Common Stock who has not voted in favor of the adoption of this Agreement or consented thereto in writing and who has (or for which the “beneficial owner” (as defined, solely for purposes of this Section 2.7, in Section 262(a) of the DGCL) has) properly exercised appraisal rights with respect thereto in accordance with, and who has (and, to the extent applicable, for which the applicable beneficial owner has) complied with, Section 262 of the DGCL with respect to such share of Company Common Stock (collectively, the “Dissenting Company Shares”) will not be converted into the right to receive the Per Share Price pursuant to this Section 2.7, and holders and beneficial owners of such Dissenting Company Shares will be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL unless and until any such holder (or, to the extent applicable, such beneficial owner) fails to perfect or effectively withdraws or loses their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder (or, to the extent applicable, such beneficial owner) fails to perfect or effectively withdraws or waives or otherwise loses such rights with respect to any Dissenting Company Shares, such Dissenting Company Shares will thereupon be treated as if they had been cancelled, extinguished and converted into, at the Effective Time, the right to receive the Per Share Price without interest thereon and the Surviving Corporation shall remain liable for payment of the Per Share Price without interest thereon for such Dissenting Company Shares in accordance with this Agreement. At the Effective Time, any holder or beneficial owner of Dissenting Company Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of Company Common Stock and withdrawals or attempted withdrawals of such demands and (ii) the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands, waive any failure to timely deliver a written demand for appraisal under the DGCL or propose or agree to do any of the foregoing. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal prior to the Closing.

2.8          Treatment of Equity Awards.

(a)           Company Options.

(i)            At the Effective Time, each Company Option outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically, without any action on the part of Parent, Merger Sub, the Company or the Optionholder, be cancelled and converted into the right of the holder to receive an amount in cash, without interest thereon and subject to all applicable deductions and withholdings required by law to be withheld in respect of such payment, determined by multiplying (x) the excess, if any, of the Per Share Price over the applicable exercise price of such Company Option by (y) the number of shares of Company Common Stock subject to such Company Option (collectively, the “Option Consideration”). The amount of cash each Optionholder is entitled to receive with respect to its Company Options shall be rounded down to the nearest cent and computed after aggregating cash amounts for all Company Options held by such Optionholder.

(ii)           By virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of Company Options, each Company Option outstanding as of immediately prior to the Effective Time that has an exercise price that is equal to or greater than the Per Share Price shall be cancelled and extinguished at the Effective Time without any present or future right to receive any consideration.

(b)           Company RSUs.

(i)            Vested Company RSUs. At the Effective Time, each Company RSU that is vested in accordance with all applicable terms (after giving effect to the Transactions) as of the Effective Time and outstanding as of immediately prior to the Effective Time (each, a “Vested Company RSU”) will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right of the holder to receive an amount in cash, without interest thereon and subject to all applicable deductions and withholdings required by law to be withheld in respect of such payment, equal to the sum of (i) (A) the Per Share Price multiplied by (B) the total number of shares of Company Common Stock subject to such Vested Company RSU and (ii) all dividend equivalents accrued or credited with respect to such Vested Company RSU (collectively, the “RSU Consideration”). From and after the Effective Time, the Vested Company RSUs shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Vested Company RSUs shall cease to have any rights with respect thereto, except the right to receive the RSU Consideration in accordance with this Section 2.8(b). For the avoidance of doubt, each Company RSU held by an employee whose service with the Company was terminated prior to the Effective Time due to Retirement (as defined, and meeting all conditions set forth, in the applicable award agreement) that is outstanding as of immediately prior to the Effective Time will be a Vested Company RSU.

(ii)           Unvested Company RSUs. At the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time and is not a Vested Company RSU (each, an “Unvested Company RSU”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the contingent right to receive from Parent or the Surviving Corporation an aggregate amount in cash, without interest, equal to the sum of (i) (A) the Per Share Price multiplied by (B) the total number of shares of Company Common Stock subject to such Unvested Company RSU and (ii) all dividend equivalents accrued or credited with respect to such Unvested Company RSU (a “Converted RSU Cash Award”). Each such Converted RSU Cash Award will (x) continue to have, and will be subject to, the same terms and conditions (excluding, for the avoidance of doubt, any additional dividend equivalent rights, which will not apply following the Effective Time), including vesting terms and conditions, as applied to the corresponding Company RSU immediately prior to the Effective Time, and (y) provide for accelerated vesting upon a qualifying termination of employment prior to the applicable vesting date in accordance with the terms of the applicable award agreement or other Employee Plan that provides for accelerated vesting of Company RSUs upon a qualifying termination.

(c)           Company PSUs. At the Effective Time, each Company PSU, other than any Company PSU that is granted during the Interim Period, outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be (i) deemed vested with respect to the number of shares of Company Common Stock issuable pursuant to such Company PSU determined (x) for any Company PSUs with a Performance Period (as defined in the Company Stock Plan and applicable Company PSU agreement) that has concluded prior to the Effective Time, based on actual achievement of applicable performance goals, and (y) for those Company PSUs with a Performance Period that has not concluded prior to the Effective Time, assuming target performance, and (ii) cancelled and converted into the right of the holder to receive an amount in cash, without interest thereon and subject to all applicable deductions and withholdings required by law to be withheld in respect of such payment, equal to the sum of (A) (I) the Per Share Price multiplied by (II) such number of shares of Company Common Stock referenced in clause (i) of this Section 2.8(c) and (B) all dividend equivalents accrued or credited with respect to such Company PSU (collectively, the “PSU Consideration”). From and after the Effective Time, the Company PSUs shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company PSUs shall cease to have any rights with respect thereto, except the right to receive the PSU Consideration in accordance with this Section 2.8(c).

(d)           Payment Procedures. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate Option Consideration owed to all Optionholders, the aggregate RSU Consideration owed to all holders of Vested Company RSUs, and the aggregate PSU Consideration owed to all holders of Company PSUs. Except as otherwise required under the terms of the applicable Employee Plan or Company Stock Plan or as necessary to avoid the imposition of any additional Taxes or penalties with respect to awards under the Company Stock Plans pursuant to Section 409A of the Code, as promptly as reasonably practicable, but in any event no later than five (5) Business Days, after the Closing Date, the applicable holders of Company Options, Vested Company RSUs and Company PSUs will be paid by the Company or the Surviving Corporation, through its payroll system or payroll provider, all amounts required to be paid to such holders in respect of Company Options, Vested Company RSUs and Company PSUs that are cancelled and converted pursuant to this Section 2.8, in each case, less any required withholding pursuant to Section 2.13.

(e)           Further Actions. The Company shall take all actions necessary to effect the cancellation and conversion of the Company Options, Vested Company RSUs, and Company PSUs, in each case, upon the Effective Time and otherwise to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act).

2.9          Treatment of 2017 Warrants. At the Effective Time, each outstanding 2017 Warrant will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, and in accordance with Section 4.5 of the Warrant Agreement, become exercisable by the holder thereof (in accordance with Section 2.1 of the Warrant Agreement) solely for the right to receive the same Per Share Price as such holder would have been entitled to receive following the Effective Time pursuant to Section 2.7 if such holder had been, immediately prior to the Effective Time, the holder of the share of Company Common Stock then issuable upon exercise in full of such 2017 Warrant pursuant to the terms of the Warrant Agreement. Subject to Section 6.17, Parent and Merger Sub agree that, at and following the Effective Time, the successor of the Company (if any) will assume in writing the obligation to deliver to each holder of the 2017 Warrant in exchange for such warrant a security of such successor evidenced by a written instrument substantially similar in form and substance to the 2017 Warrant. The Company shall provide Parent with reasonably prompt written notice of any exercise of the 2017 Warrant of which it has Knowledge following the date hereof and prior to the Effective Time. For the avoidance of doubt, any 2017 Warrant that is exercised prior to the Effective Time shall be deemed to represent an outstanding share of Company Common Stock and treated in accordance with Section 2.7.

2.10        Exchange of Certificates.

(a)           Payment Agent. Prior to the Closing, Parent shall (i) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”) and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b)           Payment Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock (and for the avoidance of doubt, other than Owned Company Shares or Dissenting Company Shares) pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash deposited with the Payment Agent shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than thirty (30) days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent shall promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Payment Fund will be payable to Parent or the Surviving Corporation as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Company Common Stock as contemplated by Section 2.7.

(c)           Payment Procedures. Promptly following the Effective Time (and in any event within five (5) Business Days), Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record as of immediately prior to the Effective Time of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares, as applicable) (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Per Share Price payable with respect to the shares of Company Common Stock formerly represented thereby pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock represented by such Certificates by (B) the Per Share Price, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no record holder of uncertificated shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares, as applicable) (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7 with respect to such Uncertificated Shares. In lieu thereof, such record holder, upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request), will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (B) the Per Share Price, and such Uncertificated Shares will be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and transfer of Uncertificated Shares pursuant to this Section 2.10(c). Until so surrendered or transferred, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the amounts payable in respect thereof pursuant to Section 2.7.

(d)           DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) such that (i) if the Closing occurs at or prior to 2:00 p.m. Eastern time (or such other time as may be mutually agreed in writing by Parent and the Company) on the Closing Date, the Payment Agent shall transmit to DTC or its nominee on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (B) the Per Share Price (such amount, the “DTC Payment”), and (ii) if the Closing occurs after such time on the Closing Date, the Payment Agent will transmit to DTC or its nominee on the first (1st) Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(e)           Transfer of Ownership. If payment of the Per Share Price is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or the Certificate or Uncertificated Share shall otherwise be in proper form for transfer and (ii) the Person requesting such payment present evidence to the reasonable satisfaction of the Surviving Corporation that any applicable stock transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered either has been paid or is not applicable.

(f)            Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one (1) year after the Effective Time will be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.10 shall thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Law), as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares five (5) years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interests of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

(g)           No Liability. Subject to applicable Law, and notwithstanding anything to the contrary in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.11        No Further Ownership Rights in Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.10(c)) be cancelled and exchanged as provided in this Article II.

2.12        Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.13        Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation (without duplication), as applicable, shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code or any applicable provision of state, local or non-U.S. Tax Law. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements, schedules and other documents filed or furnished by the Company with the SEC on or after January 1, 2025 and at least twenty-four (24) hours prior to the date of this Agreement (so long as such documents are publicly available via EDGAR) (the “Company SEC Documents”) (other than any disclosures contained (i) solely in the risk factors sections of such Company SEC Documents, except to the extent such information consists of factual and/or historical statements, and (ii) in any cautionary, predictive or forward-looking statements in such Company SEC Documents that are of a nature that they speculate about future developments, except to the extent such information consists of factual and/or historical statements; provided that nothing disclosed in any such Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.7 (a)-(c) and 3.27; or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1          Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except where the failure to have such power or authority would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to (i) have a Company Material Adverse Effect or (ii) materially delay or prevent the consummation by the Company of the Merger (a “Company Impairment Effect”). To the extent true, correct and complete copies are not included in the Company SEC Documents, the Company has made available to Parent true, correct and complete copies of the Charter and the Bylaws. The Company is not in violation of its Organizational Documents except for any de minimis violations.

3.2          Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Transactions. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transactions, have been duly authorized and approved by all necessary action on the part of the Company and no additional action on the part of the Company is necessary to authorize the execution and delivery of this Agreement by the Company, the performance by the Company of its respective covenants and obligations hereunder, or, subject to obtaining the Requisite Stockholder Approval, the consummation of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (i) and (ii), the “Enforceability Exceptions”).

3.3          Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)           Company Board Approval. The Company Board has unanimously (i) determined that it is fair to, and in the best interests of, the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL (the “Company Board Recommendation”) and (iv) directed that the adoption of the Agreement be submitted for consideration by the Company Stockholders at the Company Stockholder Meeting. As of the date of this Agreement, the Company Board Recommendation has not been withdrawn, rescinded or modified in any respect.

(b)           Fairness Opinion. The Company Board has received from Centerview Partners LLC an opinion, dated as of the date hereof, to the effect that, as of such date and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Per Share Price to be paid to the holders of shares of Company Common Stock (other than Owned Company Shares or Dissenting Company Shares) pursuant to this Agreement is fair from a financial point of view to such holders. As of the date of this Agreement, the foregoing opinion has not been withdrawn, revoked or modified in any respect.

(c)           Anti-Takeover Laws. Assuming the accuracy of the representations of Parent and Merger Sub set forth in Section 4.6, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL or in the Organizational Documents of the Company and any other similar applicable “anti-takeover” Law will not be applicable to the Merger or this Agreement. There is no stockholder rights plan, “poison pill” anti-takeover plan or similar device in effect to which the Company is subject, party or otherwise bound.

3.4          Requisite Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the issued and outstanding shares of Company Common Stock entitled to vote at the Company Stockholder Meeting (the “Requisite Stockholder Approval”) is the only vote or approval of the holders of any of the Company’s capital stock necessary under applicable Law, the Charter or the Bylaws to adopt this Agreement and consummate the Merger.

3.5          Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder and the consummation of the Transactions: (a) do not violate or conflict with any provision of the Organizational Documents of the Company; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, require any consent pursuant to, or result in a right of termination or acceleration pursuant to any Material Contract or result in a loss of a material benefit or right under any such Material Contract; (c) do not result in the revocation, withdrawal, suspension, cancellation, material modification, or non-renewal of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, materially modify, or not renew, any Healthcare Permit; (d) do not, assuming the Governmental Authorizations referred to in Section 3.6 are obtained and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries; and (e) do not result in (or, with notice or lapse of time or both, would result in) the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c), (d) and this clause (e) for such violations, conflicts, breaches, defaults, consents, terminations, revocations, withdrawals, suspensions, cancellations, material modifications, non-renewals, accelerations or liens that would not reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect.

3.6          Requisite Governmental Approvals. No Governmental Authorization is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by the Company, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Proxy Statement with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of Nasdaq; (iv) compliance with any applicable requirements of the HSR Act; (v) the Healthcare Filings and (vi) such other Governmental Authorizations the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect.

3.7          Capitalization.

(a)           Capital Stock. The authorized capital stock of the Company consists of (i) 250,000,000 shares of Company Common Stock and (ii) 12,500,000 shares of Company Preferred Stock. As of 5:00 p.m. on October 2, 2026 (such time and date, the “Capitalization Date”), (A) 149,793,469 shares of Company Common Stock were issued and outstanding, (B) no shares of Company Preferred Stock were issued and outstanding and (C) 35,544,660 shares of Company Common Stock were held by the Company as treasury shares. All issued and outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid, nonassessable and were not issued in violation of any preemptive rights or any similar rights or applicable Law.

(b)           Stock Reservation and Awards. As of the Capitalization Date, there were (i) 1,069,653 shares of Company Common Stock subject to outstanding Company Options, (ii) 1,597,521 shares of Company Common Stock subject to outstanding Company RSUs, (iii) 999,251 shares of Company Common Stock subject to outstanding Company PSUs (determined based on target level of achievement of performance goals for such Company PSUs) or, alternatively, 1,998,502 shares of Company Common Stock subject to outstanding Company PSUs (determined based on maximum level of achievement of performance goals for such Company PSUs) and (iv) 51,838 shares of Company Common Stock subject to the 2017 Warrants. From the Capitalization Date to the date of this Agreement, the Company has not issued or granted any shares of Company Common Stock, other than pursuant to the vesting and settlement of Company Equity Awards, in each case, which were granted prior to the date of this Agreement, and has not issued any Company Preferred Stock.

(c)           Company Securities. Except as set forth in Sections 3.7(a) and (b), as of the date of this Agreement, there are: (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, the Company, other than issuances of Company Common Stock pursuant to the exercise or settlement of the equity interests set forth in Section 3.7(b); (ii) no outstanding options, warrants, calls, convertible, exchangeable or exercisable securities or other rights or binding arrangements that obligate the Company to (A) issue, transfer or sell any shares of capital stock of, or other equity or voting interest in, the Company or securities convertible into or exchangeable or exercisable for such shares or other equity or voting interests (in each case other than to the Company or a Subsidiary thereof); or (B) grant, extend or enter into any such subscription, option, warrant, call, convertible, exchangeable or exercisable security, or other similar right, agreement or commitment relating to any shares of capital stock of, or other equity or voting interest in, the Company; and (iii) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of, or other equity or voting interest in, the Company (the items in clauses (i), (ii) and (iii), collectively, the “Company Securities”).

(d)           Other Rights. As of the date of this Agreement, there are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (ii) obligations or binding commitments of any character to which the Company is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company or (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities; or (iii) other obligations by the Company to make any payments based on the price or value of any Company Securities. As of the date of this Agreement, the Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock.

3.8          Subsidiaries.

(a)           Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization of each Subsidiary of the Company. Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and (ii) has the requisite corporate (or the equivalent thereof) power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. None of the Subsidiaries of the Company are in violation of their respective Organizational Documents in any material respect.

(b)           The Company or a wholly owned Subsidiary of the Company owns one hundred percent of the capital stock of each direct or indirect Subsidiary of the Company. The Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible into or exchangeable or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of capital stock or other securities of the Company.

(c)           Except as set forth in Section 3.8(b), as of the date of this Agreement, there are (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) no outstanding options, warrants, calls, convertible, exchangeable or exercisable securities or other rights or binding arrangements that obligate any Subsidiary of the Company to issue, transfer or sell any shares of capital stock of, or other equity or voting interest in, such Subsidiary or securities convertible into or exchangeable or exercisable for such shares or other equity or voting interests (in each case other than to the Company or a Subsidiary thereof); and (iii) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company.

3.9          Company SEC Documents. Since January 1, 2024 and through the date of this Agreement, the Company has timely filed or furnished, as applicable, all material forms, reports, statements, schedules, registration statements, proxy statements, prospectuses and other documents with the SEC that have been required to be filed or furnished by it pursuant to the Securities Act or the Exchange Act prior to the date of this Agreement. Each Company SEC Document complied, as of its filing date (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, on the date of the last amended, supplemented or superseding filing) or, in the case of each Company SEC Document that is a registration statement filed pursuant to the requirements of the Securities Act, as of its respective effective dates, in all material respects with the applicable requirements of the Securities Act, the Sarbanes-Oxley Act and Nasdaq or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Document was filed. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, on the date of the last amended, supplemented or superseding filing), each Company SEC Document does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements filed or furnished. To the Knowledge of the Company, none of the Company SEC Documents is the subject of (i) an ongoing SEC review or outstanding SEC investigation or (ii) outstanding or unresolved comments (including in any comment letters of the staff of the SEC) received from the SEC.

3.10        Company Financial Statements; Internal Controls.

(a)           Company Financial Statements. The audited and unaudited financial statements (including any related notes and schedules) of the Company filed with the Company SEC Documents (i) were prepared in all material respects in accordance with GAAP on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q) and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations, cash flows and stockholders’ equity for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments, the effect of which would not, individually or in the aggregate, be material in amount to the Company and its Subsidiaries, taken as a whole) all in conformity with GAAP and the applicable rules and regulations of the SEC.

(b)           Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are designed to ensure that all: (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the Company’s financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2025, and such assessment concluded that such system was effective. The principal executive officer and financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has, since January 1, 2024, received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement. There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of the Company’s assessment of internal controls as of and for the fiscal year ended December 31, 2025 (nor has any such material weakness been identified since such date through the date hereof). Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness, in the system of internal control over financial reporting utilized by the Company that has not been subsequently remediated or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company.

3.11        No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required to be reflected or reserved against on a balance sheet (or notes thereto) prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement, (b) arising pursuant to this Agreement or incurred in connection with the Transactions or in connection with obligations under existing Contracts, (c) incurred in the ordinary course of business since June 30, 2026 or (d) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC) which has not been disclosed pursuant to Regulation S-K.

3.12        Absence of Certain Changes.

(a)           Since December 31, 2025 through the date of this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business (except (i) as contemplated by this Agreement or (ii) for discussions and negotiations related to this Agreement or other potential strategic transactions).

(b)           Since December 31, 2025 through the date of this Agreement, there has not been any change, event, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.13        Material Contracts.

(a)            List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to which the Company or any of its Subsidiaries is a party. The Company has made available to Parent, or publicly filed with the SEC, true, correct and complete copies of each Material Contract.

(b)           Validity. As of the date of this Agreement, (i) each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the Company or the applicable Subsidiary of the Company that is a party thereto and is in full force and effect (in each case, subject to Enforceability Exceptions), except where the failure to be valid and binding and in full force and effect would not reasonably be expected to have a Company Material Adverse Effect; (ii) the Company and each of its Subsidiaries and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by it under each Material Contract, except where the failure to fully perform would not reasonably be expected to have a Company Material Adverse Effect; (iii) no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not reasonably be expected to have a Company Material Adverse Effect; and (iv) except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since the date of the Audited Company Balance Sheet, neither the Company nor any of its Subsidiaries has received written notice from or on behalf of any party to a Material Contract indicating that such party intends to terminate, or not renew, such Material Contract.

3.14        Healthcare Matters; Data Privacy. Except as would not reasonably be expected to have a Company Material Adverse Effect (subject to the final sentence of Section 3.14(b)):

(a)           The Company and its Subsidiaries are, and in the three (3) years prior to the date hereof have been, in compliance with all Healthcare Laws. In the three (3) years prior to the date hereof, the Company and its Subsidiaries have not received any written or, to the Knowledge of the Company, oral notice, subpoena, civil investigative demand, request for information or other communication from any Governmental Authority regarding any actual or alleged material violation of, or failure to comply with, any Healthcare Laws. Without limiting the foregoing, to the Knowledge of the Company, all material arrangements between the Company or any of its Subsidiaries, on the one hand, and any physician, health system, or other actual or potential source of referrals, on the other hand, provide for compensation consistent with fair market value and are not determined in a manner that takes into account the volume or value of referrals.

(b)           Neither the Company nor any of its Subsidiaries is or has been in the three (3) years prior to the date hereof: (A) a party to, or bound by, a corporate integrity agreement with the Office of Inspector General of the Department of Health and Human Services or any other material consent decree, deferred prosecution agreement, non-prosecution agreement, settlement agreement, monitoring agreement, order or similar agreement with or imposed by a Governmental Authority; (B) the subject of, to the Knowledge of the Company, any threatened material investigation, audit, inquiry, review or other proceeding by any Governmental Authority relating to any actual or alleged violation of Healthcare Laws (other than ordinary course licensure and accreditation surveys that did not result in any material deficiency or citation); (C) a defendant or named party in any pending or, to the Knowledge of the Company, material threatened or sealed qui tam or other False Claims Act litigation or other Legal Proceeding arising under any Healthcare Law; or (D) the subject of any material voluntary self-disclosure to a Governmental Authority, including pursuant to the OIG Health Care Fraud Self-Disclosure Protocol, the CMS Voluntary Self-Referral Disclosure Protocol or any state Medicaid self-disclosure program, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is preparing any such material self-disclosure. Clauses (A), (C), and (D) of this Section 3.14(b) shall not be subject to the Company Material Adverse Effect qualifier set forth in this Section 3.14.

(c)           Neither the Company, nor any of its Subsidiaries, nor any respective owner, director, officer, manager, managing employee (as such term is defined in 42 U.S.C. § 1320a-5(b)), or, to the Knowledge of the Company, vendor or other personnel (whether employees or independent contractors) is currently or has been in the two (2) years prior to the date hereof, or, to the Knowledge of the Company, has been threatened to be: (A) debarred, excluded, suspended, or otherwise deemed ineligible from participating in any Governmental Health Program; (B) subject to a civil monetary penalty assessed under Section 1128A of the Social Security Act, sanctioned, indicted or convicted of a crime, or pled nolo contendere or to sufficient facts, in connection with any allegation of violation of any Governmental Health Program requirement or Healthcare Law, or convicted of any criminal offense described in Section 1128(a) or Section 1128(b)(1), (2) or (3) of the Social Security Act (42 U.S.C. § 1320a-7(a), (b)(1)–(3)); or (C) listed on the List of Excluded Individuals/Entities maintained by the Office of Inspector General of the Department of Health and Human Services, the exclusion records of the System for Award Management maintained by the General Services Administration.

(d)           The Company and its Subsidiaries: (A) have, and in the two (2) years prior to the date hereof have had, all Healthcare Permits necessary for the ownership, leasing, and operation of their respective businesses as presently conducted and each such Healthcare Permit is valid and in full force and effect; (B) are, and in the two (2) years prior to the date hereof have been, in compliance in all material respects with the terms of each such Healthcare Permit; and (C) are not subject to any pending, unresolved, or, to the Knowledge of the Company, threatened action by or, to the Knowledge of the Company, written or oral notice from, a Governmental Authority regarding any actual or alleged violation of any such Healthcare Permit or the revocation, withdrawal, suspension, cancellation, material limitation or termination of any material Healthcare Permit, or the imposition of any payment suspension, denial of payment for new admissions, civil monetary penalty or other sanction. In the two (2) years prior to the date hereof, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any material FDA warning letter or untitled letter that remains unresolved, or been subject to any material recall or market withdrawal (whether voluntary or at the request of any Governmental Authority) of any product compounded, dispensed, or distributed by the Company or any of its Subsidiaries.

(e)           The Company and its Subsidiaries currently maintain and implement, and in the two (2) years prior to the date hereof have maintained and implemented, a compliance program that includes elements of an effective corporate compliance and ethics program consistent with the criteria established by the U.S. Federal Sentencing Guidelines and the guidance of the Office of Inspector General of the Department of Health and Human Services and the Department of Justice. There are no material outstanding or unresolved compliance complaints, reports, corrective actions, or ongoing internal compliance investigations that relate to any actual or alleged material violation of Healthcare Laws.

(f)            The Company and each of its Subsidiaries, as applicable, is duly enrolled in, and eligible for participation and reimbursement in, each Governmental Health Program in which it participates and is in good standing with all Payors with which the Company or its Subsidiary is contracted. There are no reimbursement, payment or payment rate appeals, disputes or contested positions, or any repayment obligations outstanding or otherwise pending before any Governmental Authority or material Payor and, to the Knowledge of the Company, none are threatened, and no repayment obligations are planned or anticipated.

(g)           The Company and its Subsidiaries are, and in the three (3) years prior to the date hereof have been, in compliance in all material respects with HIPAA, and maintain a compliance program with the requisite physical, technical and administrative security safeguards to protect all “protected health information” created, received, maintained, collected or transmitted by or on behalf of the Company and its Subsidiaries in compliance in all material respects with HIPAA. In the three (3) years prior to the date hereof, there has been no material “Breach” of “unsecured protected health information,” material “Security Incident” (including any ransomware or other cyberattack) or other unauthorized access to, or acquisition, use or disclosure of, protected health information or personal information maintained by or on behalf of the Company or any of its Subsidiaries, in each case that required notification to any individual, Governmental Authority or the media under HIPAA. The Company and its Subsidiaries have not received any notices, complaints, or inquiries of or regarding, and there is no Legal Proceeding, or to the Knowledge of the Company, any inquiry or investigation pending or threatened with respect to any alleged violation of HIPAA or any “Breach” or material “Security Incident” by or affecting the Company or its Subsidiaries or any of their respective “workforce” members. All quoted terms herein shall have the meaning ascribed to them in HIPAA.

3.15        Corrupt Practices. (i) Since January 1, 2024, none of the Company or its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee or agent of the Company, has directly or indirectly made, offered to make, attempted to make, or promised any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property or services, in violation of any anti-corruption Laws, (ii) to the Knowledge of the Company, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is under internal or Governmental Authority investigation for any violation of any anti-corruption Laws, has received any written notice or other communication from any Governmental Authority regarding a violation of, or failure to comply with, any anti-corruption Laws, (iii) the Company and its Subsidiaries maintain a system or systems of internal controls as required by applicable anti-corruption Laws, and (iv) since January 1, 2019, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any anti-corruption Laws.

3.16        Sanctions. Neither the Company nor any of its Subsidiaries, and, to the Knowledge of the Company, no director, officer or employee thereof, (i) is a sanctioned Person or (ii) as of the date of this Agreement, has pending or, to the Knowledge of the Company, threatened claims against it, him or her with respect to applicable Sanctions or Ex-Im Laws and (iii) each of the Company and its Subsidiaries is and, since January 1, 2024, has been, in compliance in all material respects with all applicable Sanctions and Ex-Im Laws. Neither the Company nor any of its Subsidiaries has, since January 1, 2024, made any voluntary or directed disclosure to any Governmental Authority regarding any apparent or alleged violation of Sanctions or Ex-Im Laws.

3.17        Benefit Plans.

(a)           Section 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Employee Plans. With respect to each material Employee Plan, the Company has made available to Parent true and complete copies of, as applicable: (i) the plan document (or, in the case of any unwritten Employee Plan, a description of the material terms thereof), any related material trust agreement, insurance contract or policy or other funding instrument and any amendments thereto; (ii) the most recent annual report on Form 5500, with all accompanying schedules and financial statements attached thereto (including any related actuarial valuation report); (iii) the most recent summary plan description and any summaries of material modifications thereto; (iv) the most recent determination, opinion or advisory letter from the IRS; and (v) any material and non-routine notices, letters or other correspondence during the preceding three-year period with the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority.

(b)           Except as would not reasonably be expected to result in any material liability to the Company or any of its Subsidiaries, (i) each of the Employee Plans has been established, maintained, funded, operated and administered in accordance with its terms and in compliance with Laws, including ERISA, the Code and in each case the regulations thereunder, (ii) all required contributions, premiums and other payments relating to the Employee Plans have been timely and accurately made, (iii) neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and (iv) there are no pending or, to the Knowledge of the Company, threatened in writing or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Employee Plans or any trusts related thereto. To the Knowledge of the Company, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) and no breach of fiduciary duty (as determined under ERISA) with respect to any Employee Plan, except for transactions that would not reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(c)           No Employee Plan provides material post-employment welfare benefits to any person, except as provided pursuant to Section 4980B of the Code or any similar Law.

(d)           Neither the Company nor any of its Subsidiaries maintains, sponsors or participates in, or contributes to (or has any obligation to contribute to) or otherwise has any liability with respect to, (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA), (iii) a defined benefit pension plan or other plan that is subject to Section 412 of the Code or Title IV of ERISA, or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(e)           Each of the Employee Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has timely received or is otherwise entitled to rely on a current favorable determination or opinion letter, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to materially adversely affect the qualified status of any such plan.

(f)            Except as otherwise contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions, will, either individually or together with the occurrence of another event, (i) entitle any current or former officer, director, employee or individual independent contractor of the Company or any of its Subsidiaries to any additional compensation, including severance pay, unemployment compensation or any other payment or benefit, (ii) result in any payment, compensation or benefit becoming due, or increase the amount of or enhance the terms of any compensation due, to any current or former officer, director, employee or individual independent contractor of the Company or any of its Subsidiaries, (iii) result in the acceleration of the time of payment, vesting or funding (through a grantor trust or otherwise) of any compensation or benefits due to any current or former officer, director, employee or individual independent contractor of the Company or any of its Subsidiaries, (iv) result in any forgiveness of Indebtedness of any current or former officer, director, employee or individual independent contractor of the Company or any of its Subsidiaries, (v) trigger any increased or accelerated contributions to any Employee Plan or trigger any change in the funding or covenant support arrangements for any Employee Plan, or (vi) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code.

(g)           Neither the Company nor any of its Subsidiaries has any obligation to gross-up, reimburse or indemnify any individual with respect to any excise Tax under Section 4999 of the Code or any Tax, interest or penalties imposed by Section 409A of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(h)           Each Employee Plan and each other agreement, plan or arrangement maintained by the Company or any of its Subsidiaries that is, in any part, a nonqualified deferred compensation plan that is subject to Section 409A of the Code has been in compliance in all material respects, both in documentation and operation, with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings and final regulations).

(i)            As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any binding plan or commitment to amend any Employee Plan or establish any new employee benefit plan or to materially increase any benefits pursuant to any Employee Plan.

3.18        Labor and Employment Matters.

(a)           Neither the Company nor any of its Subsidiaries is party to, bound by or negotiating any collective bargaining agreement or other labor-related agreement with any labor union, works council, trade union, labor association or other employee representative organization. To the Knowledge of the Company, as of the date of this Agreement, there are no pending or threatened activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries, and no such activities or proceedings have occurred within the past three (3) years. As of the date of this Agreement, there is no pending, or to the Knowledge of the Company, threatened, material unfair labor practice charge, material labor grievance, material labor arbitration, labor strike, lockout, concerted work stoppage, concerted picketing, concerted handbilling or other material labor dispute against the Company or any of its Subsidiaries, and no such labor dispute or activity has occurred within the past three (3) years. No notice, consent or consultation obligations with respect to any employees of the Company or any of its Subsidiaries, or any labor union representing employees of the Company or any of its Subsidiaries, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the Merger.

(b)           Except for such noncompliance that would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance, and in the past three (3) years have complied, in each case, with all applicable Laws relating to labor and employment, including applicable Laws regarding wages and hours, wage payment, classification of employees and service providers (including as exempt or non-exempt and as employee versus independent contractor), immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), discrimination, harassment, and retaliation, whistleblowing, disability rights or benefits, equal opportunity, pay transparency, plant closures and layoffs (including the WARN Act), workers’ compensation, labor relations, employee leave issues, affirmative action, unemployment insurance, employee health and safety, and collective bargaining.

(c)           To the Knowledge of the Company, no current or former officer, director, or employee with the title of Vice President or above of the Company or any of its Subsidiaries is in material violation of any term of any nondisclosure agreement, noncompetition agreement or other restrictive covenant obligation: (i) owed to the Company or any Subsidiary; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or any Subsidiary.

(d)           Since January 1, 2022, to the Knowledge of the Company, (i) no substantiated allegations of sexual harassment or other sexual misconduct have been made in writing against any current director, officer or managerial employee of the Company or any of its Subsidiaries, and (ii) there are no actions, suits, investigations or proceedings pending or, to the Knowledge of the Company, threatened in writing that involve substantiated allegations of sexual harassment or other sexual misconduct by any current director, officer or managerial employee of the Company or any of its Subsidiaries, other than in the case of clauses (i) and (ii) any such allegations that would not reasonably be expected to result in a material liability. For the past three (3) years, neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment or other sexual misconduct by any director, officer or managerial employee of the Company.

(e)           Neither the Company nor any of its Subsidiaries has, or in the past three (3) years has incurred, any material unsatisfied liability in respect of the notice and other requirements under the WARN Act.

3.19        Taxes.

(a)           Except as would not reasonably be expected to have a Company Material Adverse Effect, (1) all Tax Returns required to be filed by the Company or any of its Subsidiaries have been timely filed (taking into account extensions), (2) all such Tax Returns are true, complete and correct in all respects, and (3) all Taxes required to be paid (including Taxes required to be deducted or withheld from payments to employees, creditors, stockholders or other third parties) by the Company or any of its Subsidiaries have been paid in full, whether or not shown as due on such Tax Returns.

(b)           The Audited Company Balance Sheet accrues all material Tax liabilities with respect to all periods through such date in accordance with GAAP.

(c)           Except as would not reasonably be expected to have a Company Material Adverse Effect, (1) no audits, examinations or other proceedings before any Governmental Authority are pending or threatened in writing with regard to any Taxes or Tax Return of the Company or any of its Subsidiaries, (2) no Governmental Authority is asserting or has proposed any claim, assessment or deficiency for Taxes of the Company or any of its Subsidiaries that has not been fully resolved, and (3) no agreement or document is in force that waives or extends the statute of limitations or the period of assessment or collection of any Taxes relating to the Company or any of its Subsidiaries.

(d)           Neither the Company nor any of its Subsidiaries (1) is, or has been, a member of an affiliated, consolidated or unitary group for Tax purposes (other than a group the common parent of which is or was the Company or any of its Subsidiaries), (2) has any liability for a material amount of Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (other than customary provisions contained in agreements that are not primarily related to Taxes), or otherwise by operation of Law or (3) has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), in either case that would be binding on the Company or any of its Subsidiaries in any taxable period ending after the Closing.

(e)           No jurisdiction (whether within or outside of the United States) in which the Company or any of its Subsidiaries has not filed a particular type of Tax Return or paid a particular type of Tax has asserted that the Company or such Subsidiary is required to file such Tax Return or pay such type of Tax in such jurisdiction which claim or assertion has not been resolved and which claim or assertion would reasonably be expected to have a Company Material Adverse Effect.

(f)            Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (1) change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (2) any installment sale or open transaction disposition made on or prior to the Closing Date or (3) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date outside of the ordinary course of business.

(g)           None of the assets of the Company or any of its Subsidiaries is subject to any liens for Taxes (other than liens for Taxes that are Permitted Liens).

(h)           Within the past two years, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code), in each case, in a transaction intended to qualify for tax-free treatment under Section 355 of the Code.

(i)            Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 in any taxable period for which the statute of limitations has not expired.

(j)            Neither the Company nor any of its Subsidiaries has or has had a permanent establishment (within the meaning of an applicable Tax treaty) in a jurisdiction other than its jurisdiction of organization.

(k)            Neither the Company nor any of its Subsidiaries is, or has been, a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

3.20        Intellectual Property.

(a)           Section 3.20(a) of the Company Disclosure Letter contains a list of all material issued, registered, and applied-for Intellectual Property included in the Company Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, all registrations set forth on Section 3.20(a) of the Company Disclosure Letter are subsisting and, to the Knowledge of the Company, valid and enforceable.

(b)           Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company or one of its Subsidiaries exclusively owns or otherwise has the right to use all material items of Intellectual Property used or held for use in, or otherwise necessary for, the operation of the Company and its Subsidiaries’ businesses as currently conducted; (ii) to the Knowledge of the Company, since January 1, 2024, the conduct of the Company’s and its Subsidiaries’ businesses as currently conducted does not and has not infringed, misappropriated, diluted or otherwise violated any of the Intellectual Property rights of any third party; and (iii) to the Knowledge of the Company, since January 1, 2024, no third party is or has infringed, misappropriated, diluted or otherwise violated any material Company Intellectual Property. Except as set forth on Section 3.20(b) of the Company Disclosure Letter, the Company and its Subsidiaries are not party to any Legal Proceedings (A) alleging invalidity, infringement, misappropriation, dilution or other violation of Intellectual Property and since January 1, 2024 have not received any written claims (including any offer to license) related to the foregoing or (B) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any material Company Intellectual Property.

(c)           Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of trade secrets and other confidential information owned by or provided to them under conditions of confidentiality, and (ii) to the Knowledge of the Company, since January 1, 2024, there has been no unauthorized disclosure of any such trade secrets or confidential information by the Company or any of its Subsidiaries to any person.

(d)           Except as would not reasonably be expected to have a Company Material Adverse Effect, all Persons (including current and former employees and independent contractors) who create or contribute to any portion of, or otherwise would have rights in or to, material Company Intellectual Property, have executed enforceable written agreements that validly assign to the Company or one of its Subsidiaries all of their rights in and to such Company Intellectual Property, or the Company or one of its Subsidiaries owns all such Intellectual Property pursuant to applicable Law.

(e)           Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor its Subsidiaries use or distribute, or have used or distributed, any software licensed, provided, or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) or any software that contains or is derived from any such software (“Open Source Software”) in any manner that would require any source code of the material software included in Company Intellectual Property to be disclosed, licensed for free, publicly distributed, attributed to any person or dedicated to the public. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all terms and conditions of all relevant licenses (including all requirements relating to notices and making source code available to third parties) for all Open Source Software used in connection with any material software included in the Company Intellectual Property.

(f)            Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has disclosed or delivered to any escrow agent or any other Person (other than an employee) any of the source code for any software owned by the Company or any of its Subsidiaries, and no other Person has the right, contingent or otherwise, to obtain access to such source code. Except as would not reasonably be expected to have a Company Material Adverse Effect, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the release, delivery, license or disclosure of any of the source code for any software owned by the Company or any of its Subsidiaries to any Person who is not as of the date of this Agreement a current employee.

(g)           Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2024, (i) the Company and its Subsidiaries are using, developing and deploying AI Technology in compliance in all material respects with the applicable Contracts and Laws regarding the same, (ii) neither the Company nor its Subsidiaries have used AI Technology to create or develop any material Company Intellectual Property, and (iii) the Company has implemented commercially reasonable policies and procedures to govern its use of AI Technology.

3.21        Information Technology; Data Protection. The Company Systems are (and since January 1, 2024 have been) sufficient for the operation of the business as currently conducted, except for insufficiencies or failures to operate or perform that would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2024, to the Knowledge of the Company, there have not been any material Security Breaches that required notice to any third party or in which a third party requested that a ransom be paid by the Company or any of its Subsidiaries. Since January 1, 2024, except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries (1) have been in compliance with all Privacy Laws, and (2) have implemented and maintained commercially reasonable written information security, business continuity, backup and disaster recovery plans and procedures, and data security plans designed to protect the Company Systems, and the Personal Data contained therein or transmitted thereby, against unauthorized access, use, loss and damage, and have taken commercially reasonable steps to assess and test such plans and procedures. Since January 1, 2024, there have been no Legal Proceedings related to any Security Breaches or violations of any Privacy Laws by the Company or any of its Subsidiaries.

3.22        Environmental Protection. Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are and have been since January 1, 2024 in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written communication from any person or Governmental Authority that alleges that the Company or any of its Subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws, (ii) the Company and each of its Subsidiaries have obtained all permits, licenses, variances, exemptions, registrations, approvals and authorizations of all Governmental Authorities required or necessary for, pursuant to applicable Environmental Law, the construction, occupation and operation of their facilities and the conduct of their business and operations (“Environmental Permits”), and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and the Company and its Subsidiaries are and since January 1, 2024 have been in compliance with all terms and conditions of the Environmental Permits, (iii) as of the date hereof, there are no Legal Proceedings under any Environmental Laws pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, (iv) there has been no release or disposal of, exposure of any person to, or contamination by, any Hazardous Substance that has given or would be reasonably likely to give rise to liability for the Company or its Subsidiaries under any Environmental Laws and (v) neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, the liability of any other Person, either contractually or by operation of law, under any Environmental Laws.

3.23        Real Property.

(a)           The Company does not, nor do any of its Subsidiaries, own, and in the last three (3) years neither the Company nor any of its Subsidiaries has owned, any real property.

(b)           Section 3.23 of the Company Disclosure Letter sets forth a list of all leases, subleases, licenses and other use and occupancy arrangements of real property for which the Company or its Subsidiaries is a tenant or subtenant, licensee or occupant having annual rent payments of $500,000 or more (such real property, the “Leased Real Property” and each underlying lease, a “Lease”). Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Lease is valid and in full force and effect and, to the Knowledge of the Company, valid and enforceable against the other parties thereto, (ii) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received or given any notice in writing that there is a breach, violation or default under any Lease where such breach, violation or default remains uncured, (iii) neither the Company nor any of its Subsidiaries has subleased or otherwise granted any Person the right to use or occupy any Leased Real Property, and (iv) there is no condemnation proceeding pending or, to the Knowledge of the Company, threatened as to any Lease nor any material casualty which has not been fully restored.

3.24        Compliance with Laws.

(a)           The Company and each of its Subsidiaries are in compliance, and have been in compliance since the date that is three (3) years prior to the date hereof, with all Laws that are applicable to the Company and its Subsidiaries, except for such noncompliance that would not reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement: (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of their businesses as presently conducted, and each such Governmental Authorization is in full force and effect; (ii) the Company and its Subsidiaries are, and in the three (3) years prior to the date hereof have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of their businesses; and (iii) in the three (3) years prior to the date hereof, neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral, notice from any Governmental Authority alleging any breach of any such Governmental Authorization, the substance of which has not been resolved.

3.25        Legal Proceedings; Orders.

(a)           No Legal Proceedings. Except as would not reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect, and other than any Transaction Litigation brought after the date hereof, as of the date of this Agreement there are no Legal Proceedings pending or threatened in writing or, to the Knowledge of the Company, otherwise threatened against the Company or any of its Subsidiaries.

(b)           No Orders. Except as would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement neither the Company nor any of its Subsidiaries is subject to any order by or before a Governmental Authority that would be expected to have a Company Impairment Effect or restrict the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.26        Insurance. The Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, that are customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. Except as would not be reasonably expected to have a Company Material Adverse Effect, such insurance policies are sufficient for compliance with all applicable Laws. As of the date of this Agreement, with respect to all such insurance policies, (a) each is in full force and effect, (b) all premiums due have been paid, (c) no written notice of cancellation, refusal of coverage, denial of any material claim, reservation of rights, non-renewal or modification has been received and (d) there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured party, except for such defaults that would not reasonably be expected to have a Company Material Adverse Effect.

3.27        Brokers. Except for Centerview Partners LLC, there is no financial advisor, investment banker, broker, finder or agent that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisors, investment banking, brokerage, finder’s or other similar fee or commission from the Company or any of its Subsidiaries in connection with the Transactions. The Company has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between the Company and Centerview Partners LLC relating to the Transactions.

3.28        Company Information. The information supplied or to be supplied by the Company specifically for inclusion in the Proxy Statement (or any Other Required Company Filing) will not, at the time the Proxy Statement (or any Other Required Company Filing) (and any amendment or supplement thereto) is first filed with the SEC, at the time it is first disseminated to the Company Stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

3.29        Related Person Transactions. Except for indemnification, compensation or other employment arrangements entered into in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand (a “Related Person Transaction”) that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.30        No Other Representations or Warranties; Acknowledgement of Disclaimer.

(a)           Except for the representations and warranties expressly set forth in this Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any other person on behalf of the Company or its Subsidiaries makes or has made any express or implied representation or warranty of any kind whatsoever, at Law or in equity, with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent, Merger Sub or any of their respective Affiliates or Representatives, including its business, operations, assets, liabilities, conditions (financial or otherwise) or prospects, in connection with the transactions contemplated hereby.

(b)           The Company acknowledges and agrees that, except for the representations and warranties of Parent and Merger Sub expressly set forth in Article IV, or in any certificate delivered pursuant to this Agreement, (a) none of Parent, Merger Sub or any of their respective Affiliates or Representatives is making and none of them has made any representations or warranties (express or implied) relating to itself or its business, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of the Company or its Representatives is relying on any representation or warranty of Parent, Merger Sub or any of their respective Affiliates or Representatives except for those expressly set forth in Article IV, and (b) no person has been authorized by Parent, Merger Sub or any of their respective Affiliates or Representatives to make any representation or warranty relating to Parent, Merger Sub or any of their respective Affiliates or Representatives or their respective businesses or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and if made, such representation or warranty has not been and shall not be relied upon by the Company.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

4.1          Organization; Good Standing. Parent (a) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except where the failure to be so qualified or in good standing and to have such power or authority would not reasonably be expected to have a Parent Material Adverse Effect. Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except where the failure to be so qualified or in good standing and to have such power or authority would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor Merger Sub is in violation of its Organizational Documents.

4.2          Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate (or the equivalent thereof) power and authority to (a) execute and deliver this Agreement, (b) perform its covenants and obligations hereunder and (c) consummate the Transactions. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder, and the consummation of the Transactions, have been duly authorized and approved by all necessary action on the part of each of Parent and Merger Sub and no additional action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder, or the consummation of the Transactions. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.3          Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Transactions (a) do not violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of or result in a right of termination pursuant to any of the terms, conditions or provisions of any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) do not, assuming the Governmental Authorizations referred to in Section 4.4 are obtained, violate or conflict with any Law applicable to Parent or Merger Sub; and (d) do not result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not have a Parent Material Adverse Effect.

4.4          Requisite Governmental Approvals. No Governmental Authorization is required on the part of Parent, Merger Sub or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each of Parent and Merger Sub, (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement or (c) the consummation of the Transactions by Parent and Merger Sub, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act; and (iv) such other Governmental Authorizations the failure of which to obtain would not reasonably be expected to have a Parent Material Adverse Effect.

4.5           Legal Proceedings; Orders.

(a)           No Legal Proceedings. There are no Legal Proceedings pending and, to the Knowledge of Parent as of the date of this Agreement, there are no Legal Proceedings threatened in writing or investigations pending against Parent or Merger Sub or its Affiliates, in each case, that would have a Parent Material Adverse Effect.

(b)           No Orders. Except as would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor Merger Sub or their respective Affiliates is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub and their respective Affiliates to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6          Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective directors, officers, general partners or Affiliates or, to the Knowledge of Parent, any employees of Parent, Merger Sub or any of their Affiliates (a) has owned any shares of Company Common Stock, other than shares that may be held passively through mutual funds or benefit plans or pension plans, or (b) is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company.

4.7           Brokers. There is no financial advisor, investment banker, broker, finder or agent that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisors, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions, except for Persons whose fees and expenses shall be paid by Parent or any of its Affiliates.

4.8          Operations of Parent and Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Parent and Merger Sub shall not have engaged in any other business activities and shall not have incurred liabilities or obligations other than as contemplated by the Financing Letters, the Guarantees and this Agreement. Parent owns beneficially and of record all of the outstanding capital stock and other equity and voting interests in Merger Sub free and clear of all liens. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Affiliates are involved in substantive negotiations with respect to the acquisition of any business that would reasonably be deemed to be competitive with the businesses of the Company and its Subsidiaries.

4.9          No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent in its capacity as the sole stockholder of Merger Sub is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub necessary under applicable Law or its Organizational Documents to adopt this Agreement and consummate the Merger.

4.10        Guarantee. Concurrently with the execution of this Agreement, each Guarantor has delivered to the Company a true, correct and complete copy of the applicable Guarantee, duly executed by the applicable Guarantor in favor of the Company. Each Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of the applicable Guarantor, enforceable against it in accordance with its terms subject to the Enforceability Exceptions. To the Knowledge of Parent, as of the date hereof, no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach or failure to satisfy a condition on the part of the Guarantors under the Guarantees.

4.11        Financing.

(a)           Financing Letters. As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of: (i) duly executed equity commitment letters, dated as of the date of this Agreement, between Parent and each of the Guarantors (the “Equity Commitment Letters”) pursuant to which the Guarantors have committed, subject to the terms and conditions therein, to invest in Parent, directly or indirectly, the amounts set forth therein for the purpose of funding a portion of the transactions contemplated hereby and thereby (the “Equity Financing”); and (ii) a duly executed debt commitment letter, dated as of the date of this Agreement, among Parent or Merger Sub, as applicable, and the Financing Sources party thereto (including all exhibits, schedules, term sheets, and annexes thereto, in each case, as may be amended, supplemented, waived, modified, substituted or replaced from time to time after the date hereof in accordance with the terms hereof, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letters and the Fee Letters referenced below, the “Financing Letters”), pursuant to which the applicable Lenders party thereto have committed, subject to the terms and conditions therein, to lend the amounts set forth therein for the purpose of funding a portion of the transactions contemplated hereby and thereby (including the repayment, prepayment or discharge of the outstanding Company Indebtedness) (such debt financing, together with any Alternative Debt Financing (including for the avoidance of doubt, any high-yield bonds being issued as part of or in lieu of any portion of such debt financing or any Alternative Debt Financing), collectively, the “Debt Financing” and, together with the Equity Financing, the “Financing”). As of the date of this Agreement, Parent has also delivered to the Company a true, correct and complete copy of any fee letter dated as of the date of this Agreement (provided that such fee letter may be redacted in a customary manner to omit the existence and/or amount of fees, pricing terms, pricing caps, “market flex” provisions and other economic and commercially sensitive terms) related to the Debt Commitment Letter (any such letter, as may be amended, supplemented, waived, modified, substituted or replaced from time to time after the date hereof in accordance with the terms hereof, a “Fee Letter”); provided that, in each case, such redactions would not be reasonably expected to adversely affect conditionality, enforceability or termination provisions or reduce the aggregate principal amount (except as a result of increased original issue discount or upfront fees resulting from the exercise of “pricing flex” provisions) of the Debt Financing. The Equity Commitment Letters provide that the Company is an express third-party beneficiary thereof.

(b)           No Amendments. As of the date of this Agreement, (i) the Financing Letters and the terms of the Financing have not been amended, restated, replaced, amended and restated, supplemented or otherwise modified, (ii) except as permitted or otherwise contemplated by the proviso in the first sentence of Section 6.5(a), no such amendment, restatement, replacement, supplement or modification is contemplated by Parent or Merger Sub, as applicable, and (iii) the respective commitments contained in the Financing Letters have not been withdrawn, terminated, replaced or rescinded in any respect and no withdrawal, termination or rescission of such commitments is contemplated by Parent or Merger Sub, as applicable. As of the date of this Agreement, there are no other legally binding Contracts, side letters, agreements or arrangements to which Parent, Merger Sub or any of their respective Affiliates is a party relating to the funding of the Financing that would reasonably be expected to adversely affect the amount, conditionality, enforceability or availability of the funding of the full amount of the Financing on the Closing Date, other than as expressly set forth in the Financing Letters.

(c)           Sufficiency of Financing. Assuming the funding in full of the Financing on the Closing Date and the satisfaction of the conditions set forth in Sections 7.1 and 7.2, the aggregate proceeds of the Financing are sufficient (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto) to (i) make all payments contemplated by this Agreement (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger); (ii) repay, prepay or discharge (after giving effect to the Merger) the principal of and interest, fees, premiums or other amounts payable on, and all other Indebtedness outstanding pursuant to, the Company Indebtedness as contemplated by this Agreement; and (iii) pay all fees and expenses required to be paid in connection with the Merger and the Financing, in each of clauses (i) through (iii), to the extent required to be paid by Parent or Merger Sub on the Closing Date in accordance with the terms of this Agreement and, in the case of clause (iii), the Financing Letters (the “Required Funding Amount”).

(d)           Validity. As of the date of this Agreement, subject to the Enforceability Exceptions, the Financing Letters are in full force and effect with respect to, and constitute the legal, valid and binding obligations of, Parent or Merger Sub, as applicable, and, to the Knowledge of Parent, the other parties thereto (including, with respect to the Equity Commitment Letters, the Guarantors), as applicable, enforceable against Parent, Merger Sub or the other parties thereto, as applicable, in accordance with their respective terms. As of the date of this Agreement, other than as expressly set forth in the Debt Commitment Letter and the Equity Commitment Letters, there are no conditions precedent or other contingencies related to the funding of the full proceeds of the Financing pursuant to any agreement relating to the Financing to which Parent, Merger Sub or any of their respective Affiliates is a party. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Sections 7.1 and 7.2, (I) each of Parent and Merger Sub has no reason to believe that it or any of its Affiliates party to the Financing Letters will be unable to satisfy on a timely basis (taking into account, in the case of the Debt Commitment Letter, the anticipated timing of the Marketing Period) any condition therein, (II) to the Knowledge of Parent, no event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, (i) constitute a default or breach on the part of Parent or Merger Sub or any of the other parties thereto, as applicable, pursuant to the Financing Letters, (ii) result in the failure of any condition to the availability of the Financing on the Closing Date or (iii) otherwise result in any portion of the Financing being unavailable on the Closing Date such that the aggregate proceeds of the Financing would not be sufficient to pay the Required Funding Amount on the Closing Date and (III) Parent has no reason to believe that the Financing contemplated by the Financing Letters will not be made available to Parent or Merger Sub, as applicable, such that the aggregate proceeds of the Financing would not be sufficient to pay the Required Funding Amount on the Closing Date. As of the date of this Agreement, no Financing Source party to the Debt Commitment Letter has notified in writing Parent or Merger Sub of its intention to terminate any of the commitments in respect of the Debt Financing or not to provide all or any portion of the Debt Financing. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 7.1 and 7.2, neither of Parent nor Merger Sub is aware of any fact, event or other occurrence that makes any of the representations and warranties to the extent made by Parent in the Debt Commitment Letter on the date hereof inaccurate in any material respect. As of the date of this Agreement, Parent and Merger Sub have fully paid, or caused to be fully paid, all commitment or other fees and amounts that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Letters and the Fee Letter.

4.12        Stockholder and Management Arrangements. As of the date hereof, except as set forth herein, none of the Guarantors, Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries: (a) relating to (i) this Agreement or the Merger, (ii) the Company or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock (including through any “roll-over” of existing equity in connection with the Transactions), (ii) any Company Stockholder has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) any stockholder, director, officer, employee or other Affiliate of the Company (other than the Guarantors or any of their Affiliates (or any existing limited partner or other equity financing source of the Guarantors or any of their Affiliates)) has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.13        Solvency. As of the Effective Time and immediately after giving effect to the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith) and assuming (a) the accuracy of the representations and warranties in Article III, the performance by the Company and its Subsidiaries of the covenants and agreements contained in this Agreement and the satisfaction of the conditions set forth in Article VII, (b) that the most recent financial forecasts for the Company made available to Parent prior to the date hereof have been prepared in good faith based upon assumptions that were and continue to be reasonable and (c) that, immediately prior to the Effective Time, without giving effect to the Financing, the Company and its Subsidiaries, on a consolidated basis, are solvent: (i) the amount of the “fair saleable value” of the assets determined on a going concern basis of the Surviving Corporation and its Subsidiaries (on a consolidated basis) will exceed (A) the value of all liabilities of the Surviving Corporation and such Subsidiaries (on a consolidated basis) and (B) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries (on a consolidated basis) on their existing debts (including contingent liabilities) as such debts become absolute and matured; (ii) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged; and (iii) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will be able to pay their liabilities, including contingent and other liabilities, as they mature. Subject to the assumptions set forth in the foregoing sentence, no transfer of property is being made by Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates (or is contemplated being made) and no obligation is being incurred (or is contemplated being incurred) by Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates in connection with the Transactions (or any series of related transactions or any other transactions in close proximity with the Transactions) with the intent to hinder, delay or defraud either present or future creditors of the Surviving Corporation, Parent, Merger Sub or any of their respective Affiliates.

4.14        Non-Reliance. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts, and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them, and that, except for the representations and warranties expressly set forth in Article III or any certificate delivered pursuant to this Agreement, Parent and Merger Sub have not relied on such information or on any other representation or warranty (express or implied), memorandum, presentation or other materials or information provided by or on behalf of the Company and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto. Without limiting the generality of the foregoing, Parent and Merger Sub each acknowledge and agree that, except for the representations expressly set forth in Article III or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information (or omissions therefrom) made available to Parent, Merger Sub or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

4.15        Ownership of Parent and Merger Sub. At all times prior to the Closing and at the Closing, (a) McKesson will not, directly or indirectly, hold 50% or more of the aggregate voting power or economic interests of the outstanding equity interests in Parent or Merger Sub, (b) the remaining outstanding equity interests of Parent and Merger Sub will be held, directly or indirectly, by one or more investment funds or vehicles controlled by or Affiliated with CD&R and those set forth on Section 4.15 of the Parent Disclosure Letter and (c) one or more investment funds or vehicles controlled by or Affiliated with CD&R will, directly or indirectly, hold a greater percentage of each of the aggregate voting power and economic interests of the outstanding equity interests in Parent or Merger Sub than is held, directly or indirectly, by McKesson.

4.16        Parent and Merger Sub Information. The information supplied or to be supplied by Parent or Merger Sub specifically for inclusion in the Proxy Statement will not, at the time the Proxy Statement (and any amendment or supplement thereto) is first filed with the SEC, at the time it is first disseminated to the Company Stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any of its Representatives specifically for inclusion or incorporation by reference in the Proxy Statement or other required SEC filings.

4.17        No Other Representations or Warranties; Acknowledgement of Disclaimer.

(a)           Except for the representations and warranties of Parent and Merger Sub expressly set forth in this Article IV or in any certificate delivered pursuant to this Agreement, none of Parent or Merger Sub or any other person on behalf of Parent or Merger Sub makes or has made any express or implied representation or warranty of any kind whatsoever, at Law or in equity, with respect to Parent or Merger Sub or with respect to any other information provided to the Company or any of its Subsidiaries or Representatives in connection with the transactions contemplated hereby.

(b)           Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant to this Agreement, (a) neither the Company nor any of its Affiliates is making or has made any representations or warranties (express or implied) relating to itself or its business, operations, assets, liabilities, conditions (financial or otherwise) or prospects or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of Parent, Merger Sub or their respective Affiliates or Representatives is relying on any representation or warranty of the Company or any of its Affiliates except for those expressly set forth in Article III and (b) no person has been authorized by the Company or any of its Affiliates to make any representation or warranty relating to the Company or any of its Affiliates or their respective businesses or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and if made, such representation or warranty has not been and shall not be relied upon by Parent or Merger Sub.

Article V
INTERIM OPERATIONS OF THE COMPANY

5.1           Affirmative Obligations. Except (A) as expressly required by this Agreement, (B) as set forth in Section 5.1 of the Company Disclosure Letter, (C) as required by applicable Law, (D) as necessary or advisable in response to any Emergency or Emergency Measures, or (E) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed and provided that Parent shall use commercially reasonable efforts to provide a written response within three (3) Business Days after a written request by the Company for such consent), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time (the “Interim Period”), the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (provided that no action or omission by the Company or its Subsidiaries with respect to matters specifically permitted or restricted by any provision of Section 5.2 shall be deemed a breach of this sentence unless such action or omission would constitute a breach of such relevant provision of Section 5.2):

(a)           conduct its business in all material respects in the ordinary course of business; and

(b)           preserve intact in all material respects its business and operations and its current relationship and goodwill with Governmental Authorities, customers, suppliers, distributors, employees, Payors and its other significant commercial relationships with third parties.

5.2          Forbearance Covenants. Except (A) as expressly required by this Agreement, (B) as set forth in the corresponding Section 5.2 of the Company Disclosure Letter, (C) as required by applicable Law, (D) as necessary or advisable in response to any Emergency or Emergency Measures or (E) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall not, and shall not permit any of its Subsidiaries, to:

(a)           amend the Organizational Documents of the Company or any of its Subsidiaries (other than immaterial changes to the Organizational Documents of any of the Company’s Subsidiaries which would not prevent, delay or impair the Merger or the other transactions contemplated by this Agreement);

(b)           propose or adopt a plan of, or complete any, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (except for such transactions solely among the Company and its wholly owned Subsidiaries or solely among the wholly owned Subsidiaries of the Company, in each case, which would not prevent, delay or impair the Merger or the other transactions contemplated by this Agreement) or create any non-wholly owned Subsidiary of the Company or any of its Subsidiaries;

(c)           issue, sell, pledge, encumber, deliver or agree or commit to issue, sell or deliver any Company Securities (including, for the avoidance of doubt, any awards pursuant to a Company Stock Plan), except: (i) in accordance with the terms of a Company Stock Plan as of the date of this Agreement upon the vesting, exercise or settlement of Company Equity Awards, in each case, outstanding on the date of this Agreement or granted after the date hereof in compliance with this Agreement; (ii) in connection with the exercise, cancellation or conversion of the 2017 Warrants in accordance with their terms as of the date hereof;

(d)           except for transactions solely among the Company and its wholly owned Subsidiaries or solely among the wholly owned Subsidiaries of the Company, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its capital stock or other equity or voting interest, other than: (i) the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the vesting and settlement or exercise of, as applicable, Company Equity Awards; (ii) the acquisition by the Company of Company Common Stock underlying Company Equity Awards in connection with the forfeiture of such awards; or (iii) to the extent permitted under the terms of any Company Stock Plan, in each case, in accordance with their terms as of the date of this Agreement;

(e)           establish a record date for, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, except for (i) dividends or other distributions made by any direct or indirect Subsidiary of the Company to the Company or one of its other wholly-owned Subsidiaries, (ii) to the extent permitted or required under the terms of any Company Stock Plan as in effect on the date hereof, (iii) in connection with the exercise, cancellation or conversion of the 2017 Warrants in accordance with their terms as of the date hereof or (iv) as a result of the vesting and settlement of any Company Equity Awards;

(f)            incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness for borrowed money, except (i) borrowings (including the issuance of letters of credit) in the ordinary course of business under revolving credit facilities included in the Company Debt Agreements as in effect on the date hereof, (ii) guarantees or credit support provided by the Company or any of its Subsidiaries solely in support of the obligations of the Company or any of its Subsidiaries to the extent such obligations are in existence on the date of this Agreement or incurred in the ordinary course of business, (iii) performance bonds and surety bonds entered into in the ordinary course of business and (iv) any Indebtedness solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(g)           except as expressly required by the terms of any existing Employee Plan: (i) increase the compensation or benefits payable to any current or former director, officer, employee or other individual service provider with an annual base salary in excess of $300,000, other than increases in base salary for promotions for employees who would be at the level of Vice President or below following such promotion made in the ordinary course of business and consistent with past practices, (ii) grant any extraordinary bonus or any equity compensation to any current or former director, officer, employee or other individual service provider, (iii) establish, adopt or enter into, any new bonus, severance, pension, other retirement, deferred compensation, equity compensation, change in control, retention or other benefit agreement, plan or arrangement or other Employee Plan (including any Contract that would be an Employee Plan if it were in existence as of the date of this Agreement) for the benefit of any current or former director, officer, employee or other individual service provider, (iv) take any action (other than actions contemplated by this Agreement) to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, employee or other individual service provider, (v) make any change to any Employee Plan that would materially increase the costs to the Company in respect of such Employee Plan, (vi) forgive any loans, or issue any loans, to any employee, officer, director or individual service provider, (vii) waive, release or amend the restrictive covenant obligations of any current or former director or employee at the level of Vice President or above of the Company or any of its Subsidiaries, or (viii) (1) establish, adopt, enter into, amend, renew or terminate any collective bargaining agreement or (2) recognize or certify any labor union, labor organization, works council or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(h)           (A) hire or terminate (other than for cause) any employee at the level of Senior Vice President or above; or (B) promote any employee to the level of Senior Vice President or above, except, in the case of each of clauses (A) and (B), (x) to fill a position at such level that is open as of, or is vacated on or after, the date of this Agreement, and (y) only to the extent such employee is entitled to annual cash compensation that is individually no more favorable than the annual cash compensation than was provided to the employee whose position is being filled;

(i)            compromise, release, waive or settle any pending or threatened Legal Proceeding for an amount in excess of $1,000,000 individually or $3,750,000 in the aggregate other than any settlement where the amount paid or to be paid by the Company or any of its Subsidiaries in excess of the amounts set forth above is covered by insurance coverage maintained by the Company or any of its Subsidiaries; provided that, in each case, such settlement does not involve any admission of guilt, material injunctive or equitable relief or impose material restrictions on the business activities of the Company and its Subsidiaries, taken as a whole (excluding customary confidentiality obligations and releases of claims);

(j)            materially change the Company’s or its Subsidiaries’ methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP, Regulation S-X of the Exchange Act (or any binding interpretation thereof), or by any Governmental Authority or applicable Law;

(k)           make (other than in the ordinary course of business consistent with past practices), change or revoke any material Tax election, adopt or change any material method of Tax accounting, change any Tax accounting period, enter into any material “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of state, local or non-U.S. Law), file any material amended Tax Return, affirmatively surrender a claim for a material refund of Taxes, or settle or compromise any material Tax claim, audit or assessment;

(l)            incur or commit to incur any capital expenditures other than (x) with respect to each calendar quarter subsequent to the date of this Agreement (or stub calendar quarter, if applicable), an amount not exceeding the amount of capital expenditures incurred by the Company and its Subsidiaries during the corresponding calendar quarter of the immediately preceding calendar year, such amount subject to adjustment for the consumer price index (with the amount for any stub calendar quarter determined on a pro rata basis based on the number of days in such stub period) or (y) incrementally to (x), expenditures that do not exceed $1,000,000 individually or $5,000,000 in the aggregate in the period between the date hereof and the earlier of the Closing and the termination of this Agreement in accordance with Article VIII;

(m)          enter into, waive, release or assign any material rights under, amend or modify (other than by amendments and modifications, taken as a whole, not adverse in any material respect to the Company and its Subsidiaries or renewals, replacements or extension in the ordinary course of business) in any material respect or terminate (other than any Material Contract that has expired in accordance with its terms) any Material Contract or any Contract that would, if entered into prior to the date of this Agreement, be a Material Contract except, in the case of any waiver, release or assignment of any material rights, in the ordinary course of business; provided that any Material Contract (x) described by the definition set forth in Section 1.1(jjj)(ii) shall be exclusively governed by Section 5.2(n) and (y) described by the definition set forth in Section 1.1(jjj)(viii) shall be exclusively governed by Section 5.2(f);

(n)           acquire any division, assets, properties, businesses or equity securities in any Person (including by merger, consolidation or acquisition of stock or assets), other than (i) in or from any Subsidiary of the Company, (ii) in the ordinary course of business or (iii) that do not exceed $25,000,000 in the aggregate;

(o)           sell, assign, transfer, lease, license or otherwise dispose of, or subject to any lien or encumbrance (other than Permitted Liens), any material asset or property (including Intellectual Property) of the Company or any of its Subsidiaries, other than (i) transactions solely among the Company and its wholly owned Subsidiaries or solely among the Company’s wholly owned Subsidiaries, (ii) for the distribution of products or services of the Company and its Subsidiaries in the ordinary course of business, (iii) in connection with the expiration or abandonment of Intellectual Property that is not material to the Company and its Subsidiaries, taken as a whole, at the end of its statutory term or otherwise in the ordinary course of business or (iv) otherwise in the ordinary course of business consistent with past practice and, with respect to sales, transfers or dispositions, in no event in an amount exceeding $10,000,000 in the aggregate;

(p)           (i) sell, abandon, transfer, lease, exclusively license, assign or otherwise dispose of any material real property, in each case other than in the ordinary course of business; or (ii) acquire any material real property;

(q)           abandon or terminate any existing line of business or enter into any new line of business;

(r)            make any loans, advances or capital contributions to, any other Person, except for (i) extensions of credit in the ordinary course of business; (ii) advances to directors, officers and other employees for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with the Company’s or its Subsidiaries’ policies related thereto; or (iii) loans, advances or capital contributions to, any direct or indirect wholly owned Subsidiaries of the Company;

(s)           actively cancel, reduce or terminate under material insurance policies (other than replacements thereof providing substantially similar coverage on substantially similar terms);

(t)            enter into or consummate any Related Person Transaction; or

(u)           agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

5.3           No Solicitation.

(a)           No Solicitation or Negotiation. Subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not, and shall not authorize or knowingly permit, and shall use its reasonable best efforts to cause any of their respective Representatives (in their capacities as such) not to, directly or indirectly: (i) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries, in any such case (x) with the intent to induce the making, submission or announcement of, or (y) to facilitate, assist or knowingly encourage, any proposal or offer with respect to, that constitutes or could reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in, enter into, continue or otherwise participate in, any discussions or negotiations with any Person (and their respective Representatives, including potential financing sources of such Person) with respect to, or related to, an Acquisition Proposal or a proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, in each case, other than informing such Persons of the existence of the provisions contained in this Section 5.3 and contacting the Person making the Acquisition Proposal that did not result from a material breach of this Section 5.3(a) solely in order to clarify (but not to engage in negotiations or provide non-public information regarding) the terms or conditions of the Acquisition Proposal that are necessary to determine whether the Acquisition Proposal constitutes a Superior Proposal; (iv) approve, endorse or recommend an Acquisition Proposal; (v) approve, endorse, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Proposal or an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (including any “clean team” or similar arrangement) (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); (vi) take any action to exempt any third party or transaction from the restrictions on “business combinations” contained in Section 203 of the DGCL or any other applicable “anti-takeover” statute or similar statute or regulation, or otherwise cause such restrictions, or any restrictive provision of any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company, to not apply to such Person or transaction; or (vii) propose publicly or resolve, authorize or agree to do any of the foregoing. Subject to the following sentence of this Section 5.3(a), and subject to the terms of Section 5.3(b), the Company shall (A) promptly (and in any event within twenty-four (24) hours) following the execution of this Agreement, request the prompt return or destruction of all non-public information concerning the Company or its Subsidiaries previously furnished or made available to any such Person or its Representatives (other than Parent, the Financing Sources and their respective Representatives) with whom a confidentiality agreement was entered into at any time prior to the date hereof with respect to an Acquisition Proposal, and (B) immediately upon the execution of this Agreement (y) cease and cause each of its Subsidiaries and cause its and their respective Representatives to immediately cease any discussions, communications or negotiations with any Person (other than Parent, Merger Sub and their respective Representatives) in connection with an Acquisition Proposal by such Person and (z) terminate all access of any Person (other than the Parties and their respective Representatives) to any electronic data room maintained by the Company with respect to any Acquisition Proposal. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or similar provision that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) unless the Company Board (or any committee thereof) has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(b)           Superior Proposals. Notwithstanding anything to the contrary set forth in Section 5.3(a), but subject to compliance with the other provision of this Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to any Person or such Person’s Representatives that has made or delivered to the Company a bona fide Acquisition Proposal after the date of this Agreement, and otherwise facilitate such Acquisition Proposal or assist such Person (and such Person’s Representatives and financing sources) with such Acquisition Proposal if requested by such Person, in each case, with respect to an Acquisition Proposal that was not the result of a breach of Section 5.3(a) (other than a breach in a de minimis respect) and that the Company Board (or a committee thereof) has, prior to the Company taking any of the foregoing actions, determined in good faith (after consultation with its financial advisors and outside legal counsel) (i) either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (ii) the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that, subject to applicable Law and any applicable “clean team” or similar arrangement, the Company shall provide to Parent and Merger Sub any non-public information or data that is provided to any Person given such access that was not previously made available to Parent or Merger Sub prior to or promptly (and in any event within twenty-four (24) hours) following the time it is provided to such Person.

(c)           No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as expressly permitted by Section 5.3(d) or 5.3(f), the Company Board shall not:

(i)            (A) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect, (B) adopt, endorse, approve, recommend or declare advisable, or propose publicly to adopt, endorse, approve, recommend or declare advisable, or submit to the Company Stockholders for approval or adoption, any Acquisition Proposal, (C) fail to make the Company Board Recommendation or to include the Company Board Recommendation in the Proxy Statement, (D) fail to make any recommendation or public statement against such offer in connection with an Acquisition Proposal structured as a tender or exchange offer within ten (10) Business Days after commencement thereof if requested by Parent to do so (and if the Company Stockholder Meeting is scheduled to be held within ten (10) Business Days, then reasonably promptly after commencement of such tender or exchange offer (or material modification thereof)) other than a customary “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication), or (E) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of receiving a written request from Parent (or, if earlier, at least two (2) Business Days prior to the Company Stockholder Meeting) to provide such public reaffirmation following receipt by the Company of a publicly disclosed Acquisition Proposal (it being understood that the Company will have no obligation to make such reaffirmation on more than one occasion in respect of each Acquisition Proposal; provided that any material modification to an Acquisition Proposal shall be deemed to be a separate Acquisition Proposal for purposes of this parenthetical) (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); provided that, for the avoidance of doubt, none of (1) the factually accurate disclosure by the Company of the receipt of an Acquisition Proposal, (2) the determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal, or (3) the delivery by the Company of any notice contemplated by Section 5.3(d) will constitute a Company Board Recommendation Change; or

(ii)           cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d)           Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Requisite Stockholder Approval:

(i)            the Company Board (or a committee thereof) may effect a Company Board Recommendation Change (within the meaning of clauses (A) and (C) of the definition of “Company Board Recommendation Change”) in response to an Intervening Event if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that the Company Board (or a committee thereof) shall not effect such a Company Board Recommendation Change unless:

(A)            (1) the Company has provided prior written notice to Parent at least four (4) Business Days in advance (such notice period, including any extension thereto, in accordance with this Section 5.3(d)(i)(A), the “Intervening Event Notice Period”) to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change, which notice shall specify the basis for such Company Board Recommendation Change, including the applicable Intervening Event in reasonable detail; and (2) if requested by Parent prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during the Intervening Event Notice Period, shall be available to negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement, the Guarantees and the Financing Letters in such a manner that would obviate the need to effect a Company Board Recommendation Change; provided that, in the event the Intervening Event to which this provision applies thereafter changes in any material respect, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(i)(A) with respect to such new written notice, it being understood that the “Intervening Event Notice Period” in respect of such new written notice will be three (3) Business Days; and

(B)            at the end of the Intervening Event Notice Period and prior to taking any such action, the Company Board has considered in good faith any such written proposals by Parent for amendments to make revisions to the terms of this Agreement, the Guarantees and the Financing Letters, and has determined in good faith (after consultation with its financial advisors and outside legal counsel), that the failure to effect a Company Board Recommendation Change would continue to be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law if such changes proposed by Parent were to be given effect; or

(ii)           if the Company has received a bona fide Acquisition Proposal that did not result from a material breach of Section 5.3(a) (other than a breach in a de minimis respect) and that the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) cause the Company to terminate this Agreement pursuant to Section 8.1(h) in order to substantially concurrently enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided that the Company Board (or a committee thereof) shall not take any action described in the foregoing clauses (A) and (B) unless:

(A)            (1)  the Company has provided prior written notice to Parent at least four (4) Business Days in advance (such notice period, including any extension thereto, in accordance with this Section 5.3(d)(ii)(A), the “Acquisition Proposal Notice Period”) to the effect that the Company Board (or a committee thereof) intends to take the actions described in clauses (A) or (B) of Section 5.3(d)(ii), which notice shall specify the identity of the Person or Group making such Acquisition Proposal, the material terms thereof and unredacted copies of all agreements relating to such Acquisition Proposal; and (2) if requested by Parent prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Acquisition Proposal Notice Period, shall be available to negotiate in good faith with Parent and its Representatives (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement, the Guarantees and the Financing Letters in such a manner that would obviate the need to effect a Company Board Recommendation Change or termination; provided that, in the event of any material modifications to such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(A) with respect to such new written notice, it being understood that the “Acquisition Proposal Notice Period” in respect of such new written notice will be three (3) Business Days; and

(B)            at the end of the Acquisition Proposal Notice Period and prior to taking any such action, the Company Board has considered any such written proposals by Parent for amendments to make revisions to the terms of this Agreement, the Guarantees and the Financing Letters, and has determined in good faith (after consultation with its financial advisors and outside legal counsel), that (A) such Acquisition Proposal continues to constitute a Superior Proposal and (B) the failure to take such action would continue to be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law if such changes proposed by Parent were to be given effect.

(e)           Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall as promptly as reasonably practicable (and, in any event, within twenty-four (24) hours) notify Parent in writing if any Acquisition Proposal, or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, is received by the Company or any of its Representatives. Such notice must include (i) the identity of the Person or Group making such Acquisition Proposal, proposal or offer; and (ii) a summary of the material terms and conditions of any such Acquisition Proposal, proposal or offer (including, for the avoidance of doubt, the form and amount of consideration and proposed financing arrangements) and, to the extent submitted in writing, unredacted copies of any documents or materials delivered to the Company or its Representatives in connection with any such Acquisition Proposal, proposal or offer. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and material terms of any such Acquisition Proposal, proposal or offer (including amendments, revisions or other changes thereto) and the status of any related discussions or negotiations, including by providing Parent (within twenty-four (24) hours) unredacted copies of any material written documents or materials delivered to the Company in connection with such changes or developments.

(f)            Certain Disclosures. Nothing contained in this Agreement will prohibit the Company or the Company Board (or a committee thereof) (i) from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication in connection with the making or amendment of a tender offer or exchange offer), or from making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication) or (ii) from making factual disclosures to the Company Stockholders solely to the extent required under applicable securities Laws with regard to the Transactions or an Acquisition Proposal; provided, however, that nothing in this Section 5.3(f) shall be deemed to permit the Company Board (or any committee thereof) to make a Company Board Recommendation Change other than in accordance with Section 5.3(c).

5.4          No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, and subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

Article VI
ADDITIONAL COVENANTS

6.1          Required Action and Forbearance; Efforts.

(a)           Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including this Section 6.1(a)) and subject to any different standard set forth herein with respect to any covenant or obligation (including Sections 5.1, the remainder of this Section 6.1(a), 6.2 and 6.6(a)), Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company shall, on the other hand, use their respective reasonable best efforts to (i) take (or cause to be taken) all actions; (ii) do (or cause to be done) all things; and (iii) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including by using reasonable best efforts to (A) cause the conditions to the Merger set forth in Article VII to be satisfied and (B) (1) obtain all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) make all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transactions. Without prejudice to the foregoing, each of Parent and the Company shall, and shall cause its respective Affiliates and Representatives to, use reasonable best efforts to provide all cooperation that is reasonably requested by the other Party in connection with, or related to, the filings set forth on Section 6.1(a) of the Company Disclosure Letter (the “Healthcare Filings”) and Parent shall, and shall cause its Affiliates and Representatives to, use best efforts to obtain any consents, waivers, approvals, orders and authorizations required as a result of or in connection with such Healthcare Filings as promptly as practicable and in any event at least five (5) Business Days prior to the Termination Date. Without limiting the generality of the foregoing, each of Parent and the Company shall, and shall cause its respective Affiliates and Representatives to, promptly make or cause to be made all filings, applications, and submissions with any Governmental Authority as may be required to obtain all consents, waivers, approvals, orders and authorizations from Governmental Authorities in connection with such Healthcare Filings, including taking the following actions: (i) delivering all requested information, documents and responses that may be requested or required by any Governmental Authority in connection with such Healthcare Filings; (ii) making Representatives of such Party and its Affiliates available to answer questions, provide information and participate in calls or meetings that may be requested or required by any Governmental Authority in connection with such Healthcare Filings; (iii) providing all information regarding such Party, its Affiliates, and their respective officers, directors, equity holders, personnel and operations requested or required by any Governmental Authority in connection with the Healthcare Filings; (iv) promptly responding to any inquiries or requests for information from any Governmental Authority in connection with the Healthcare Filings; and (v) executing any documents necessary, in the case of each of the foregoing clauses (i) through (iv), in connection with preparing, submitting, filing, and receiving the applicable approval of or relating to each Healthcare Filing; provided that, in each case of the foregoing clauses (i) through (v), Parent, the Company and their respective Affiliates and Representatives may reasonably oppose any request or requirement by the applicable Governmental Authority to take any of the actions described in the foregoing clauses (i) through (v) if such request or requirement is unreasonable; provided, however, that such right to oppose shall not relieve any such Person of its obligation to take such action if, following a reasonable period of such opposition (not to exceed twenty (20) Business Days in the aggregate with respect to all such opposition with respect to any individual Healthcare Filing), the applicable Governmental Authority continues to request or require such action. Notwithstanding anything to the contrary, each of Parent and the Company shall, and shall cause its respective Affiliates, to the extent required, to make (or cause to be made) the Healthcare Filings set forth on Section 7.1(c)(i) or Section 7.1(c)(ii) of the Company Disclosure Letter with the applicable Governmental Authority within thirty (30) Business Days following the date of this Agreement; provided that neither the Company nor Parent shall be in breach of this Section 6.1(a) as a result of any delay in filing the Healthcare Filings set forth on Section 7.1(c)(i) or Section 7.1(c)(ii) of the Company Disclosure Letter primarily caused by Parent’s or Merger Sub’s, or the Company’s, respectively, failure to comply with their obligations pursuant to Section 6.1(a). This Section 6.1(a) shall not apply to filings under Antitrust Laws, which shall be governed by the obligations set forth in Section 6.2 below.

(b)           No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, neither the Company nor any of its Subsidiaries will be required to agree to (i) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or (ii) the provision of additional security (including a guaranty), in each case, in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract; provided that, at the written request of Parent, the Company and its Subsidiaries shall take any such action so long as such action is conditioned on, and effective only from and after, the Closing.

(c)           Obligations of Merger Sub. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.2           Antitrust and Regulatory Matters.

(a)           Filing Under Antitrust Laws. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, and, with respect to Parent and Merger Sub, shall cause their “ultimate parent entity” (as such term is generally determined in accordance with applicable Antitrust Laws) to, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall, to the extent required, within twenty (20) Business Days following the date of this Agreement, file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act. Each of Parent and the Company shall (A) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may reasonably be required in order to make such filings, and (C) take (and cause their Affiliates to take) all actions reasonably necessary, proper or advisable to remove any impediments to the Closing under Antitrust Laws (as promptly as practicable and in any event at least five (5) Business Days prior to the Termination Date). If a Party or any of its Affiliates receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws applicable to the Merger, then such Party shall make (or cause to be made), as promptly as practicable and after consultation with the other Parties, an appropriate response to such request. No Party may: (i) withdraw its filing under the HSR Act or any other applicable competition Law; or (ii) enter into any timing agreement with (or make any timing commitment to) any Governmental Authority without the prior written consent of the other Parties (such consent not to be unreasonably withheld, conditioned, or delayed). Parent and Merger Sub shall be solely responsible for the payment of all filing fees in connection with filings made under the HSR Act and any other Antitrust Laws, it being understood that the costs and expenses of preparing such notification filings, forms, applications and submissions to any Governmental Authority shall be borne by the Party incurring such costs and expenses, whether or not the Merger is consummated.

(b)           Avoidance of Impediments. In furtherance and not in limitation of the other covenants in this Section 6.2, Parent and Merger Sub shall (and shall cause their Affiliates to) use their respective reasonable best efforts to avoid or eliminate each and every impediment to the Closing under any Antitrust Law as promptly as practicable and in any event at least five (5) Business Days prior to the Termination Date, it being understood and agreed that such reasonable best efforts shall include taking any action and agreeing to limit any freedom of action (including with respect to the Company, or any Subsidiary, division or affiliate thereof, following the Closing), unless it would, in the reasonable good faith judgment of Parent, be reasonably likely, individually or in the aggregate, to give rise to a Regulatory Material Adverse Effect (“Parent and Merger Sub Reasonable Best Efforts”). If a Governmental Authority threatens or initiates a Legal Proceeding challenging the legality of the Merger or seeking to prevent the Closing, each Party shall use reasonable best efforts to prevent, settle, or defend such Legal Proceeding, and to have vacated, lifted, or reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Merger and the transactions contemplated by this Agreement, including reasonably pursuing administrative and judicial appeal, provided that Parent and Merger Sub shall use Parent and Merger Sub Reasonable Best Efforts.

(c)           Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Affiliates to), subject to any restrictions under applicable Laws: (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and consider in good faith any comments made by the other Parties in relation to) any proposed submission or communication made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties informed (on a prompt basis) with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof and (iii) not independently participate in any meeting, hearing, proceeding or substantive discussions (whether in person, by telephone, by video or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other Parties reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may reasonably designate any commercially sensitive information provided to any Governmental Authority as restricted to “outside counsel only” and any such information shall not be shared with employees, officers or directors or their equivalents of the other Parties without approval of the Party providing the commercially sensitive information; provided that each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel only” basis, and that the Company, Parent and Merger Sub shall not in any event be required to share information that benefits from legal privilege with the other Parties, even on an “outside counsel only” basis, where this would or reasonably could cause such information to cease to benefit from legal privilege. Notwithstanding anything to the contrary in this Agreement, subject to good faith consultation with the Company in advance of any decision, in connection with Antitrust Laws, Parent will have the right to control the strategy for obtaining any required consents, permits, authorizations, waivers or approvals from any Governmental Authority in connection with the Transactions.

(d)           Other Actions. From the date hereof until the earlier of the Effective Time and the date this Agreement is terminated pursuant to Article VIII, Parent and Merger Sub shall not, and shall cause their Affiliates not to (i) acquire or agree to acquire by merging with or consolidating with, or by purchasing an equity interest in any business, corporation, or other business organization or division thereof that competes with or supplies drugs or medical supplies to the Company, its Subsidiaries or Affiliates, where such action would reasonably be expected to materially delay or materially increase the risk of not obtaining any Governmental Authorization necessary to consummate the transactions contemplated hereby or prevent or materially delay the consummation of the Transactions, or (ii) authorize any of, or commit or agree to take, any such action.

6.3          Proxy Statement and Other Required SEC Filings.

(a)            Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting; provided that the Company shall not be in breach of this Section 6.3(a) as a result of any delay in filing the Proxy Statement caused by Parent’s or Merger Sub’s failure to comply with their obligations pursuant to Section 6.3(c). Subject to Section 5.3, the Company shall include the Company Board Recommendation in the Proxy Statement. The Company shall use its reasonable best efforts to respond (with the reasonable assistance of, and after consultation with, Parent as provided by this Section 6.3(a)) as promptly as practicable to any comments of the SEC with respect to the Proxy Statement, including filing any amendments or supplements to the Proxy Statement as may be required.

(b)           Other Required Company Filing. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall promptly prepare and file such Other Required Company Filing with the SEC; provided that the Company shall not be in breach of this Section 6.3(b) as a result of any delay in filing the Other Required Company Filings caused by Parent’s or Merger Sub’s failure to comply with their obligations pursuant to Section 6.3(c). The Company shall use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq.

(c)           Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement or any Other Required Company Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other Party or Parties (as the case may be), and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Company Stockholders.

(d)            Consultation Prior to Filings and Certain Communications. The Company may not file, amend or supplement the Proxy Statement or any Other Required Company Filing with the SEC without providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company shall consider in good faith all reasonable additions, deletions or changes suggested thereto by Parent or its counsel. The Company shall promptly provide Parent with copies of all such filings, amendments or supplements to the extent not readily publicly available. The Company and its Affiliates, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, shall use commercially reasonable efforts to provide the other Party a reasonable opportunity to review and comment on any written communication with the SEC or its staff with respect to the Proxy Statement or any Other Required Company Filing, as the case may be, and each Party shall consider in good faith all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(e)           Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall notify and advise the other, promptly after it receives notice thereof, of (i) any receipt of a request by the SEC or its staff for any amendment, supplement or revisions to the Proxy Statement or any Other Required Company Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement or any Other Required Company Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection with the preliminary or definitive Proxy Statement or the items in clauses (i) and (ii).

(f)            Mailing of Proxy Statement. Subject to applicable Law, the Company shall cause the definitive Proxy Statement to be mailed to the Company Stockholders as promptly as reasonably practicable following the earlier of (i) the expiration of the ten (10) day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, if by such date the SEC has not informed the Company it intends to review the Proxy Statement, and (ii) if the SEC has by such date informed the Company that it intends to review the Proxy Statement, the date on which the Company receives confirmation from the SEC that it has completed its review of the Proxy Statement. Unless there has been a Company Board Recommendation Change in accordance with Section 5.3(d) or this Agreement has been terminated in accordance with Article VIII, following the mailing of the Proxy Statement, the Company shall use reasonable best efforts to solicit proxies in favor of the Requisite Stockholder Approval and, upon Parent’s reasonable request, the Company shall keep Parent reasonably informed regarding its solicitation efforts and voting results.

6.4          Company Stockholder Meeting.

(a)           Call of Company Stockholder Meeting. Subject to Section 5.3, the Company shall take all action necessary in accordance with its Organizational Documents, the DGCL and the rules and regulations of Nasdaq, to establish a record date for and duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as promptly as reasonably practicable (but, in any event, no later than forty (40) days) following the mailing of the Proxy Statement to the Company Stockholders; provided that the Company Stockholder Meeting and the record date therefor shall be set in consultation with Parent; provided, further, that (i) in no event shall the Company be required to hold the Company Stockholder Meeting prior to the date that is twenty (20) Business Days following the mailing of the Proxy Statement and (ii) notwithstanding anything to the contrary in this Agreement, the Company shall not be in breach of this Section 6.4 as a result of any delay caused by Parent’s or Merger Sub’s failure to comply with their obligations under this Agreement. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure, including adjournment or postponement thereof, and matters required by applicable Law to be voted on by the Company Stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the Company Stockholders at the Company Stockholder Meeting.

(b)            Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, the Company may not postpone or adjourn the Company Stockholder Meeting; provided that the Company may (and if requested by Parent in the event of clauses (ii) and (iii), on no more than one occasion, for a period of time requested by Parent (not to exceed fifteen (15) Business Days) shall) postpone or adjourn the Company Stockholder Meeting (i) with the prior written consent of Parent; (ii)  to allow additional solicitation of votes in order to obtain the Requisite Stockholder Approval; (iii) if there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the originally scheduled Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting or to obtain the Requisite Stockholder Approval; (iv) if the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or upon receipt of a request from the SEC or its staff; (v) in order to give the Company reasonable additional time to prepare and file with the SEC and disseminate to the Company Stockholders any supplement or amendment to the Proxy Statement and give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has determined in good faith (after consultation with outside legal counsel) is necessary under applicable Law or fiduciary duty to be sent to the Company Stockholders or otherwise made available to the Company Stockholders (including in connection with any Company Board Recommendation Change); or (vi) if the Company Board intends to, and the Company has notified Parent that the Company Board intends to, make a Company Board Recommendation Change in accordance with Section 5.3(d) and the applicable notice period to Parent under Section 5.3(d) will not have expired prior to the then-scheduled date and time of the Company Stockholder Meeting.

6.5          Financing.

(a)            Amendments to Financing Letters. Other than (with respect to Financing Letters other than the Equity Commitment Letters) in connection with obtaining any Alternative Debt Financing as set forth in clause (d) below, each of Parent and Merger Sub shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), effect any withdrawal, rescindment, amendment, replacement, supplement or modification to, or grant any waiver of any provision or remedy pursuant to or consent under, (i) the Equity Commitment Letters or (ii) the other Financing Letters, in the case of the prior clause (ii) to the extent such withdrawal, rescindment, amendment, replacement, supplement, modification, consent or waiver (it being understood that the exercise of any “market flex” provisions in the Fee Letter shall not be deemed to be a withdrawal, rescindment, amendment, replacement, supplement, modification, consent or waiver) would: (i) reduce the aggregate amount of the Financing, such that the aggregate proceeds of the Financing (together with cash and cash equivalents held by the Company and its Subsidiaries at such time, that Parent and Merger Sub in good faith reasonably believe will continue to be available at all times through immediately prior to the Closing, that are available to be used for this purpose) would not be sufficient to pay the Required Funding Amount on the Closing Date, or (ii) (x) impose new or additional conditions or otherwise expand, amend or modify any of the conditions (including by expanding any of the information required to be provided by the Company), in each case, to the receipt of the Financing, (y) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against the other parties to the Financing Letters, or (z) expand, amend, or modify any other terms of the Financing in any other manner that, in each case of clauses (x) through (z), would reasonably be expected to (A) prevent or materially delay the Closing or (B) make the funding of all or any portion of the Financing that is required (together with cash and cash equivalents held by the Company and its Subsidiaries at such time, that Parent and Merger Sub in good faith reasonably believe will continue to be available at all times through immediately prior to the Closing, that are available to be used for this purpose) to pay the Required Funding Amount on the Closing Date or the satisfaction of the applicable conditions to obtaining the Financing at Closing less likely to occur (any withdrawal, rescindment, amendment, replacement, supplement, modification, consent or waiver that is prohibited by this Section 6.5(a), a “Prohibited Financing Modification”); provided that Parent or Merger Sub, as applicable, may amend, modify, restate and supplement any of the Debt Commitment Letter and/or Fee Letter to add or appoint additional agents, co-agents, lenders, arrangers, bookrunners, underwriters, managers or similar entities that have not executed the Debt Commitment Letter as of the date hereof, to provide for the assignment and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments, together with any conforming or ministerial changes related thereto. Parent shall promptly furnish to the Company true and complete copies of any executed written amendment, replacement, supplement, modification, consent or waiver of the Financing Letters following execution thereof by Parent or Merger Sub (provided that any fee letter may be redacted in a manner consistent with Section 4.11).

(b)           Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its respective reasonable best efforts to take, or cause to be taken, all appropriate actions and to do, or cause to be done, all things reasonably necessary, proper and advisable to arrange, consummate and obtain the Financing on a timely basis (taking into account the anticipated timing of the Marketing Period), but in any event no later than the time the Closing is required to occur pursuant to Section 2.3, on the terms and conditions (including, to the extent required, the exercise of any “market flex” provisions in any Fee Letter) set forth in the Financing Letters or (in Parent’s or Merger Sub’s sole discretion) on other terms and conditions so long as such other terms and conditions do not implement a Prohibited Financing Modification, including by using their respective reasonable best efforts to (i) (subject to Section 6.5(a) and (d) with respect to the Debt Commitment Letter) maintain in effect the Financing Letters in accordance with the terms and conditions therein; (ii) negotiate, enter into, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter and related Fee Letters on a timely basis on the terms and conditions (including any “market flex” provisions in the related Fee Letters) set forth in the Debt Commitment Letter and such definitive agreements related thereto and related Fee Letters or (in Parent’s or Merger Sub’s sole discretion) on other terms and conditions so long as such other terms and conditions do not implement a Prohibited Financing Modification; (iii) satisfy on a timely basis (taking into account the anticipated timing of the Marketing Period) all conditions applicable to Parent or Merger Sub, as applicable, and that are within their control contained in the Debt Commitment Letter and in the Equity Commitment Letters; (iv) upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Financing Letters and the conditions set forth in Sections 7.1 and 7.2, consummate the Financing at or prior to the Closing; (v) comply with its covenants or other obligations under the Financing Letters; and (vi) in the event that all conditions set forth in Sections 7.1 and 7.2 have been satisfied, enforce its rights to consummate the Financing.

(c)           Information. Parent shall keep the Company informed in reasonable detail of the status of Parent’s efforts to arrange the Financing upon a reasonable request in writing by the Company; provided that Parent shall have no obligation to disclose any information that is subject to attorney-client or other privilege (in each case of this proviso, except Parent shall use its reasonable best efforts to provide such disclosure in a manner which would not contravene or jeopardize any such applicable privilege). Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice in writing (i) upon having actual knowledge of the occurrence of any material breach or default (or any event or circumstance that, with notice or lapse of time or both, would reasonably be expected to give rise to any material breach or default), cancellation, termination, expiration, rescission or repudiation by any party to the Financing Letters; (ii) of the receipt by Parent or Merger Sub of any written notice or written communication from any Financing Source of any actual or threatened material breach, default, cancellation, termination, withdrawal, rescission or repudiation by any party to the Financing Letters of any provisions of the Financing Letters; (iii) if for any reason Parent or Merger Sub at any time reasonably believes that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters such that the aggregate proceeds of the Financing (together with cash and cash equivalents held by the Company and its Subsidiaries at such time, that Parent and Merger Sub in good faith reasonably believe will continue to be available at all times through immediately prior to the Closing, that are available to be used for this purpose) would not be sufficient to pay the Required Funding Amount on the Closing Date; and (iv) of the occurrence of any material event or development that would reasonably be expected to materially and adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Financing contemplated by the Financing Letters such that the aggregate proceeds of the Financing (together with cash and cash equivalents held by the Company and its Subsidiaries at such time, that Parent and Merger Sub in good faith reasonably believe will continue to be available at all times through immediately prior to the Closing, that are available to be used for this purpose) would not be sufficient to pay the Required Funding Amount on the Closing Date. Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as promptly as reasonably practical after the date that the Company delivers a written request therefor to Parent; provided that Parent and Merger Sub shall have no obligation to disclose any information that is subject to attorney-client or other privilege (in each case of this proviso, except Parent and Merger Sub shall use reasonable best efforts to provide such disclosure in a manner which would not jeopardize such privilege).

(d)           Alternative Debt Financing. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “market flex” provisions in any Fee Letter) contemplated in the Debt Commitment Letter and related Fee Letter (other than as a result of the Company’s breach of any provision of this Agreement, or failure to satisfy any of the conditions set forth in Sections 7.1 and 7.2) and such portion is necessary to fund the Required Funding Amount on the Closing Date, Parent or Merger Sub, as applicable, shall (i) promptly notify the Company in writing and (ii) use their respective reasonable best efforts to as promptly as practicable following the occurrence thereof arrange and obtain alternative debt financing (and commitment letters in respect thereof) from the same or alternative sources, which may include one or more of a senior secured debt financing, an offering and sale of notes, or any other debt financing or offer and sale of other debt securities, or any combination thereof, in an amount such that the aggregate proceeds of the Financing (together with cash and cash equivalents held by the Company and its Subsidiaries at such time, that Parent and Merger Sub in good faith reasonably believe will continue to be available at all times through immediately prior to the Closing, that are available to be used for this purpose) that would be available to Parent and/or Merger Sub at the Closing will be sufficient to fund the Required Funding Amount on the Closing Date (the “Alternative Debt Financing”); provided that Parent and Merger Sub shall not be required to arrange or obtain or accept any Alternative Debt Financing having terms and conditions (including “market flex” provisions) less favorable in the aggregate or having economic terms less favorable in the aggregate, to Parent and Merger Sub than those contained in the Debt Commitment Letter and Fee Letter in effect on the date hereof. Parent will promptly provide a copy of any executed commitment letters with respect to such Alternative Debt Financing (and any fee letter related thereto (provided that any fee letter may be redacted in a manner consistent with Section 4.11)) to the Company. For purposes of this Agreement (other than with respect to representations and warranties in this Agreement made by or with respect to Parent or Merger Sub that speak as of the date hereof or another specified date), references to the “Debt Commitment Letter” and the “Financing Letters” shall include any such document as permitted or required by this Section 6.5 to be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived, in each case from and after such amendment, supplement, replacement, substitution, termination or other modification or waiver and, for the avoidance of doubt, references to “Debt Financing” and “Financing” shall include, in whole or in part (as applicable), any supplemental, replacement or substitute financing provided for thereunder.

(e)           No Financing Condition. Parent and Merger Sub each acknowledge and agree that none of the obtaining of the Financing or any permitted alternative financing, the completion of any issuance of securities contemplated by the Financing or the Company or any of its Subsidiaries having or maintaining any available cash balances is a condition to the Closing. Subject to Section 9.8(b)(ii), if the Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Transactions.

6.6          Financing Cooperation.

(a)           Cooperation. Following the date of this Agreement and prior to the Effective Time, the Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its respective reasonable best efforts (and shall use reasonable best efforts to cause its and their respective Representatives), to provide Parent and Merger Sub with all customary cooperation, in each case at Parent’s sole expense, as is reasonably requested by Parent and/or Merger Sub to arrange, syndicate and/or obtain the Debt Financing contemplated by the Debt Commitment Letter, including by using reasonable best efforts in:

(i)            causing senior management of the Company to participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and buyers of, the Debt Financing), presentations, due diligence sessions and sessions with rating agencies to the extent customary for the Debt Financing, in each case, during normal business hours and with reasonable advance written notice to the Company, and at times and locations to be mutually agreed (it being understood that any such meeting may take place via videoconference or web conference);

(ii)           (A) providing reasonable and customary assistance to Parent and/or Merger Sub with the preparation of customary rating agency presentations, high-yield roadshow presentations, offering memoranda, bank information memoranda, private placement memoranda, bridge teasers, syndication memoranda, offering documents, lender presentations and other marketing materials required or otherwise customary in connection with the Debt Financing (collectively, the “Debt Marketing Materials”), including furnishing (w) information reasonably necessary to prepare risk factors and business and financial projections, (x) records, data or other information necessary to support any statistical information or claims relating to the Company appearing in the Debt Marketing Materials and (y) executed certificates of the chief financial officer (or other comparable officer) of the Company with respect to historical financial information included in the Debt Marketing Materials, (B) providing reasonable cooperation with the due diligence efforts of the Financing Sources to the extent reasonable and customary (and, to the extent applicable, subject to the limitations contained in this Agreement) and (C) providing customary authorization letters, confirmations and undertakings in connection with the Debt Marketing Materials (including with respect to presence or absence of material non-public information and customary 10b-5 representations with respect to the information relating to the Company and its Subsidiaries contained therein); provided that such authorization letters and materials related thereto provide that the Company and its Affiliates shall not have any liability of any kind or nature resulting from the unauthorized use or misuse of the information contained in the Debt Marketing Materials;

(iii)          (A) providing reasonable and customary assistance in the preparation, execution and delivery of definitive financing documents, including any credit agreement, indentures, notes, guarantee and collateral documents, pledge and security documents, customary closing certificates and documents and back-up therefor and for legal opinions in connection with the Debt Financing (including executing and delivering a solvency certificate from the chief financial officer or treasurer (or other comparable officer) of the Company (in the form attached as Annex I to Exhibit E to the Debt Commitment Letter)) and other customary documents as may be reasonably requested by Parent, Merger Sub or the Financing Sources and (B) facilitating the pledging of, granting of security interests in and obtaining perfection of any liens on collateral in connection with the Debt Financing, but in no event shall any of the items described in the foregoing (A) and (B) be effective until as of or after the Closing;

(iv)          furnishing or causing to be furnished to Parent and/or Merger Sub, as promptly as reasonably practicable, the Required Financing Information;

(v)          if reasonably requested by Parent and/or Merger Sub for disclosure purposes and reasonably reliable and readily available without unreasonable effort, furnishing Parent and/or Merger Sub with customary “flash” financial information with respect to any completed fiscal period for which financial statements are not yet available, which are prepared in accordance with GAAP;

(vi)         providing reasonable and customary assistance in the taking of all corporate, limited liability company and other actions, subject to the occurrence of the Closing, to permit the consummation of the Debt Financing on the Closing Date; it being understood that no such corporate, limited liability company or other action will be required to be effective prior to the Closing and the directors of the Company are not required to approve the Financing prior to the Closing Date;

(vii)        promptly, and in any event at least four (4) Business Days prior to the Closing Date, furnishing Parent and the Financing Sources with all documentation and other information with respect to the Company and its Subsidiaries required by U.S. regulatory authorities or reasonably requested by Parent and/or Financing Sources pursuant to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, Title III of Pub. L.107-56 (signed into law October 26, 2001, as amended from time to time) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time) to the extent requested in writing at least nine (9) Business Days prior to the Closing Date;

(viii)        causing KPMG LLP (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in an offering memorandum) to (A) furnish to Parent and the Financing Sources, consistent with customary practice, customary comfort letters (including “negative assurance” comfort and change period comfort) and consents, together with drafts of such comfort letters that such independent auditors of the Company are prepared to deliver upon “pricing” and “closing” of any high-yield bonds being issued as part of or in lieu of all or a portion of the Debt Financing, and deliver such comfort letters upon the “pricing” and “closing” of any such high-yield bonds, with respect to financial information relating to the Company, as reasonably requested by Parent or the Financing Sources, as necessary or customary for financings similar to the Debt Financing or any high-yield bonds being issued as part of or in lieu of all or a portion of the Debt Financing and (B) attend accounting due diligence sessions;

(ix)          if KPMG LLP shall have withdrawn its audit opinion with respect to any audited financial statements of the Company included in the Required Financing Information, furnishing Parent and the Financing Sources as soon as practicable and in any event prior to the Closing Date with a new audit opinion with respect to such financial statements by KPMG LLP or another nationally-recognized independent public accounting firm reasonably acceptable to Parent;

(x)           if (A) the Company, the Company Board or KPMG LLP (or any other auditor to the extent financial statements audited by such auditor are to be included in the Required Financing Information) shall have determined that a restatement of any historical financial information constituting Required Financing Information is required and (B) the Company or the Company Board has not subsequently concluded that no restatement shall be required in accordance with GAAP, furnishing Parent and Merger Sub as soon as practicable and in any event prior to the Closing Date with such restated financial statements;

(xi)          cooperating with Parent’s and/or Merger Sub’s efforts to obtain corporate and facilities ratings as reasonably requested by Parent and/or Merger Sub;

(xii)         cooperating with Parent and/or Merger Sub to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company; and

(xiii)        assisting Parent in benefiting from the existing lending relationships of the Company and its Subsidiaries.

Notwithstanding the foregoing, prior to the Closing, Parent shall give the Company and its legal counsel a reasonable opportunity to review and comment on a substantially final draft of the Debt Marketing Materials used in connection with the arrangement of the Debt Financing (including any information in respect of the Company included therein) prior to disseminating the final version of such Debt Marketing Materials to prospective investors, and shall consider in good faith all reasonable additions, deletions or changes suggested thereto by the Company or its legal counsel.

(b)           Obligations of the Company. Nothing in this Section 6.6 will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time (except to the extent covered by the reimbursement provision set forth in clause (f) below), (ii) enter into any definitive agreement with respect to the Debt Financing the effectiveness of which is not conditioned upon the Closing (except as contemplated by the immediately following sentence), (iii) give any indemnities that are effective prior to the Effective Time (except to the extent covered by the indemnity provision set forth in clause (g) below) or (iv) take any action that would unreasonably interfere with or disrupt the conduct of the business or the operations of the Company and its Subsidiaries, require the Company to breach any confidentiality obligations to which it is bound (except the Company and its Subsidiaries shall use reasonable best efforts to provide disclosure in a manner which would not breach any such confidentiality obligations), cause significant competitive harm to the business or the Company and its Subsidiaries or create a non-de minimis risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time, in each case of the foregoing, except for (I) any certificate of the chief financial officer (or other comparable officer) of the Company described in clause (a)(ii)(A)(y) above that is required to be delivered upon “pricing” and closing of the high-yield bonds, (II) the authorization letters referred to in clause (a)(ii)(C) above, (III) the prepayment, termination or redemption documents and notices contemplated by clause (c) below, (IV) the “know-your-customer” and anti-money laundering documents contemplated by clause (a)(vii) above and (V) the representation letters required by the Company’s auditors in connection with the delivery of “comfort letters” referred to in clause (a)(viii) above (the documents contemplated by the foregoing clauses (I) through (V), collectively, the “Pre-Closing Documents”). Nothing in this Section 6.6 (except with respect to the Pre-Closing Documents) will require the Company, its Subsidiaries or their respective directors (or the equivalent thereof), officers or employees to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document, with respect to any Debt Financing or adopt resolutions approving the agreements, documents and/or instruments pursuant to which any Debt Financing is obtained or pledge any collateral with respect to any Debt Financing that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Nothing in this Section 6.6 shall require (A) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such officer or Representative (except to the extent covered by the indemnity provision set forth in clause (g) below); or (B) the Company Board to approve any Debt Financing or Contracts related thereto (it being understood and agreed that all such certificates, opinions or resolutions shall, except with respect to the Pre-Closing Documents, be delivered by an officer or board member of the Surviving Corporation immediately after the Effective Time). The Company and its Subsidiaries and Representatives shall not be required to deliver any legal opinions or, except with respect to the Pre-Closing Documents, provide any solvency or other similar certificate of its chief financial officer or similar representative prior to the Effective Time. Nothing in this Section 6.6 shall require the Company or its Subsidiaries, except with respect to the Pre-Closing Documents, to (i) provide or prepare any financial statements not prepared by the Company in the ordinary course of business, (ii) conflict with the organizational documents of the Company or its Subsidiaries or conflict with or violate any applicable Law, (iii) take any action that would result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time or both) under any material contract to which the Company or its Subsidiaries is party and by which it is bound, (iv) provide or prepare any Excluded Information, or (v) provide any information (a) the disclosure of which is prohibited or restricted under applicable Law or by any confidentiality agreement to which the Company or any of its Affiliates, including its and their Subsidiaries, is subject and bound (and not executed solely in contemplation of the Transactions) or (b) where access to such information would give rise to a material risk of waiving the protection of attorney-client privilege or similar privilege (in each case of this clause (v), except the Company and its Subsidiaries shall use reasonable best efforts to provide such disclosure in a manner which would not contravene any such applicable Law or confidentiality agreement or jeopardize such privilege). Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 7.2(b), as it applies to the Company’s obligations relating to the Debt Financing, shall be deemed satisfied and the Company shall not be deemed to have breached or failed to perform or observe any covenants, obligations or other agreements contained in this Agreement relating to the Debt Financing unless (I) the Company has willfully and materially breached its obligations under this Section 6.6(a), (II) Parent has notified Company of such willful and material breach in writing with a reasonably sufficient amount of time to afford the Company with a reasonable opportunity to cure such willful and material breach by the time contemplated in the immediately following clause (III) and (III) the Company has failed to cure such willful and material breach with a reasonably sufficient amount of time prior to the Termination Date for Parent or Merger Sub, as applicable, to consummate the Debt Financing.

(c)           Company Indebtedness and Company Senior Notes.

(i)            At or prior to the Effective Time, following Parent’s written request, with respect to the Company Indebtedness to be repaid at the Effective Time, the Company shall deliver to Parent executed payoff letters in customary form from the lenders (or their applicable representative) with respect to the Credit Agreement (the “Payoff Letters”) (with drafts of the Payoff Letters to be provided by the Company to Parent at least five (5) Business Days prior to Closing), which Payoff Letters shall be in customary form and substance and shall provide for the amounts required to pay in full all obligations (including accrued interest and any prepayment fees or penalties or other amounts due as a result of the consummation of the transactions contemplated by this Agreement) (other than any contingent reimbursement and indemnity obligations that expressly survive termination of the Credit Agreement) thereunder and the release of any and all related liens or other security interests and related guarantees (subject to payment in full of such amounts), together with any termination statements or other releases as may be necessary to evidence the satisfaction of such debt and the release of related liens or other security interests contemplated thereby, along with any documents and notices necessary relating to the prepayment, termination or redemption (within the time periods required by the relevant governing agreement) of such debt.

(ii)           At least ten (10) days prior to the anticipated date of the Effective Time but no earlier than sixty (60) days prior to the anticipated date of the Effective Time, following Parent’s written request, the Company shall deliver to the trustee under the Company Senior Notes Indenture, one or more notices of optional redemption or similar notices (each, a “Redemption Notice”) for up to all of the outstanding aggregate principal amount of the Company Senior Notes outstanding and identified by Parent, pursuant to the redemption provisions of the Company Senior Notes Indenture and the Company Senior Notes. The Redemption Notice shall state that the redemption of the Company Senior Notes identified therein is conditioned upon the Closing. Following the delivery of a Redemption Notice, the Company shall provide (and shall use reasonable best efforts to cause its Representatives to provide) such assistance reasonably requested by Parent to facilitate the redemption and/or the satisfaction and discharge of the Company Senior Notes identified in the applicable Redemption Notice at the Effective Time pursuant to the redemption and/or satisfaction and discharge provisions of the Company Senior Notes Indenture, as applicable, and in each case, take any other actions reasonably requested by Parent that are customary or necessary in connection therewith, including the execution and delivery by the Company, its Subsidiaries or their Representatives (as applicable) of customary officer’s certificates to the trustee under the Company Senior Notes Indenture, to the extent such certificates are required thereby or reasonably requested by the trustee. To the extent a legal opinion is required by the Company Senior Notes Indenture or requested by the trustee in connection with the redemption of the Company Senior Notes identified in the Redemption Notice, such legal opinion will be provided by legal counsel to Parent.

(iii)          At the Closing, Parent shall provide (or cause to be provided) to the Company funds in an amount equal to the amount necessary for the Company to repay and discharge in full all amounts outstanding pursuant to the Company Senior Notes to the extent identified in the applicable Redemption Notice and upon the receipt thereof, concurrently with the Effective Time, the Company shall repay and discharge such Company Senior Notes; provided that Parent shall be deemed to have complied with the foregoing provision if, instead of the foregoing, Parent deposits (or causes to be deposited) such required amount with the trustee under the Company Senior Notes Indenture.

(iv)          Any notices delivered pursuant to this Section 6.6(c) and other related documents prepared by or on behalf of the Company in connection therewith shall be subject to the prior review of, and opportunity for comment by, Parent and its counsel, and the Company shall consider in good faith any comments provided by Parent and its counsel.

(d)          Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos, names and trademarks in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(e)           Confidentiality. All non-public or other confidential information provided by the Company, its Subsidiaries or any of their Representatives pursuant to or in connection with this Agreement shall be kept confidential by Parent in accordance with and subject to the terms of the Confidentiality Agreements; provided that, notwithstanding anything in this Agreement (including Section 9.4) or the Confidentiality Agreements to the contrary, Parent, Merger Sub and their respective Representatives will be permitted to disclose such information to any financing sources or prospective financing sources (including the Financing Sources) and other financial institutions and investors that are or may become parties to the Debt Financing (and, in each case, to their respective counsel and auditors and other Representatives) so long as such Persons (i) agree to be bound by the Confidentiality Agreements as if parties thereto, (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is an express third-party beneficiary or (iii) agree to customary click-through or other confidentiality undertakings; provided further that, for the avoidance of doubt, Parent, Merger Sub and their respective Representatives shall be permitted to market the Debt Financing.

(f)            Reimbursement. Promptly upon written request by the Company, Parent shall reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred by the Company, its Subsidiaries or any of its Representatives prior to the Closing Date in connection with the cooperation or obligations of the Company, its Subsidiaries and their Representatives pursuant to Sections 6.6(a), other than to the extent any of the foregoing was incurred as a result of or arises from (x) fraud, bad faith, gross negligence, willful misconduct of, or material breach of this Agreement by, the Company, its Subsidiaries or their respective Representative, as applicable, or (y) information provided by or on behalf of the Company, its Subsidiaries or their respective Representatives, as applicable, containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(g)           Indemnification. The Company, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent and Merger Sub from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable and documented out-of-pocket attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement actually suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith to the extent permitted by applicable Law, other than to the extent any of the foregoing was suffered or incurred as a result of or arises from (x) fraud, bad faith, gross negligence, willful misconduct of, or material breach of this Agreement by, the Company, its Subsidiaries or their respective Representatives, as applicable, or (y) information provided by or on behalf of the Company, its Subsidiaries or their respective Representatives, as applicable, containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(h)           The Company shall, and shall cause its Subsidiaries to, supplement the Required Financing Information on a reasonably current basis to the extent that any such Required Financing Information, to the Knowledge of the Company, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading.

(i)            At the reasonable request of Parent, the Company shall, subject to Parent’s obligations under the last paragraph of Section 6.6(a), use reasonable best efforts to file a Form 8-K with the SEC disclosing information that the Company has determined, in its sole discretion, constitutes material nonpublic information regarding the Company for purposes of permitting such information to be included in the Debt Marketing Materials to be provided to potential investors who do not wish to receive material nonpublic information with respect to any of Parent, the Company, any of their respective Affiliates or any of their respective securities; provided, that if the Company determines not to file a Form 8-K, that will not impact Parent’s or any of its Affiliates’ ability to use the information in the Debt Marketing Materials.

6.7          Anti-Takeover Laws. The Company and the Company Board shall use reasonable best efforts to (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger or the other Transactions; and (b) if any “anti-takeover” statute or similar statute or regulation becomes or may become applicable to the Merger or the other Transactions, take all actions within their power to ensure that the Merger may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger or the other Transactions.

6.8          Access. At all times during the Interim Period, the Company shall afford Parent and its Representatives reasonable access, consistent with applicable Law, in a manner as to not unnecessarily interfere with the normal operation or business of the Company, during normal business hours, upon reasonable advance request, to the properties, books and records and personnel of the Company solely for the purpose of consummating the Transactions or to the extent reasonably necessary for the purposes of planning for integration and transition, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that: (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information or providing access to such documents or information would violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, such Contract; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons; or (d) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided, however, that in the case of each of the foregoing clauses (a) through (c), the Company shall inform Parent of the general nature of the documents or information being withheld and, upon Parent’s request, use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in the effects set out in clauses (a) through (c), including by making appropriate substitute arrangements. Nothing in this Section 6.8 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 shall be conducted in a manner that does not (i) unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company or any of its Subsidiaries of their normal duties or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive or subsurface testing or any sampling, monitoring or analysis of soil, groundwater, building materials, indoor air, or other environmental media. Except as may be otherwise permitted by this Section 6.8 and except in the ordinary course of business and not related to the Transactions, Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact any Person known by them to be an employee, independent contractor or other service provider of the Company or any of its Subsidiaries not involved in the negotiation of the Transactions or any Person known by them to be a customer, technology or other partner, vendor or supplier of the Company in connection with the Merger or any of the other Transactions, in each case, without the Company’s prior written consent, and Parent and Merger Sub acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company. All requests for access pursuant to this Section 6.8 must be directed to the General Counsel and Corporate Secretary of the Company or other Person designated by the Company.

6.9          Section 16(b) Exemption. Prior to the Effective Time, the Company shall take all such actions as may be reasonably necessary or advisable to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation or deemed disposition and cancellation of Company Common Stock, Company Options, Company RSUs or Company PSUs) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10        Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)           Indemnified Persons. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements in effect as of the date hereof and made available to Parent between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors or officers (and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Company and its Subsidiaries, as of the date of this Agreement. During such six (6)-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)           Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation’s Subsidiaries to) indemnify and hold harmless, to the fullest extent permitted by applicable Law, and any of their Subsidiaries in effect on the date of this Agreement shall, indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director or officer of the Company or such Subsidiary; (ii) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director or officer of the Company or any of its Subsidiaries, or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan), regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time); and (iii) the Merger, as well as any actions taken by the Company, with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth (6th) anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, the Surviving Corporation shall advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Subsidiaries shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination (i) includes an unconditional release of all Indemnified Persons from all liability arising out of, or relating to, such Legal Proceeding, (ii) does not require such Indemnified Persons to perform any covenant or refrain from engaging in any activity and (iii) does not include any statement as to, or an admission of, fault, violation, culpability, malfeasance or nonfeasance by, or on behalf of, such Indemnified Persons. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which shall be paid by the Surviving Corporation.

(c)            D&O Insurance. During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) (i) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are no less favorable than those of the D&O Insurance in effect as of immediately prior to the Effective Time or (ii) purchase and maintain a fully pre-paid, non-cancellable “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier (the “Tail Policy”). In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation will not be obligated (A) to pay annual premiums for the D&O Insurance purchased pursuant to clause (i) in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”) or (B) to pay an aggregate cost for the Tail Policy in excess of the Maximum Annual Premium. If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. If Parent elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect for a period of no less than six (6) years after the Effective Time and continue to honor its obligations thereunder.

(d)           Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity in such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions will be made to the extent such obligations are not otherwise assumed by operation of Law so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(e)            No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the Tail Policy (and their heirs and representatives), the “Other Indemnified Persons”) without the prior written consent of such affected Indemnified Person or Other Indemnified Person. Each of the Indemnified Persons or Other Indemnified Persons are intended to be third-party beneficiaries of this Section 6.10, with full rights of enforcement as if a Party. The rights of the Indemnified Persons and Other Indemnified Persons pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Organizational Documents of the Company and its Subsidiaries, (ii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries prior to the date hereof and made available to Parent, or (iii) applicable Law (whether at Law or in equity).

(f)            Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11        Employee Matters.

(a)           Existing Arrangements. From and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) assume and honor all of the Employee Plans in accordance with their terms as in effect immediately prior to the Effective Time, including any rights related to the amendment, modification or termination thereof, and, in good faith, interpret their provisions.

(b)           Employment; Benefits. For a period of twelve (12) months following the Effective Time (the “Continuation Period”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with (i) a base salary or wage rate, as applicable, and target annual cash incentive opportunities (including bonus and commission) that are, in each case, no less favorable than those in effect for such Continuing Employee immediately before the Effective Time; (ii) severance and termination benefits that are no less favorable than those applicable to such Continuing Employee immediately before the Effective Time as set forth on Section 6.11(b) of the Company Disclosure Letter; and (iii) other employee benefits (excluding long-term, equity or equity-based compensation, severance, nonqualified deferred compensation, defined benefit pension, change in control, retention, and post-employment welfare benefits) that are substantially similar in the aggregate to those in effect (subject to the foregoing exclusions) for (or available to) such Continuing Employee under the Employee Plans as of the Effective Time.

(c)           Annual Bonuses. To the extent unpaid as of the Closing Date, in respect of each Continuing Employee’s annual bonus for the calendar year prior to the calendar year to which the Closing Date occurs (the “Prior Year Annual Bonus”), Parent shall, or shall cause the Surviving Corporation to, pay to each Continuing Employee the Prior Year Annual Bonus in the ordinary course consistent with the Company’s past practice for paying Prior Year Annual Bonuses; it being understood that the amount of each Continuing Employee’s Prior Year Annual Bonus shall be determined in good faith by the Company prior to the Closing Date in the ordinary course of business consistent with past practice and the terms of the applicable Employee Plan and, if applicable, award agreements, in each case as in effect immediately prior to the date hereof. In respect of each Continuing Employee’s annual bonus for the calendar year in which the Closing Date occurs (the “Closing Year Annual Bonus”), the amount of such bonus shall be determined based on actual company performance during the period of time that has elapsed during such performance period as of the Closing Date as determined by the Company in its good faith discretion consistent with past practice and in accordance with the applicable plan plus actual performance for the period following Closing as determined by Parent in its good faith discretion and in accordance with the applicable Employee Plan governing such Closing Year Annual Bonus. The Closing Year Annual Bonuses shall be paid by Parent or the Surviving Corporation at the same time that such annual bonuses are typically paid in the ordinary course of business by the Company consistent with past practice and the terms of the applicable Employee Plan and, if applicable, award agreements, in each case as in effect immediately prior to the date hereof. Notwithstanding the foregoing, nothing in this Section 6.11(c) shall modify an entitlement to or the calculation and payment timing of the Closing Year Annual Bonus pursuant to an Employee Plan that provides for severance and termination benefits applicable to such Continuing Employee.

(d)           New Plans. With respect to each benefit or compensation plan, program, policy, arrangement or agreement that is made available to any Continuing Employee at or after the Effective Time (each such plan, a “New Plan”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate and vesting, in such New Plan, and also for purposes of determining benefits under any New Plan providing vacation or paid time off or severance pay and termination benefits, and excluding for all purposes (x) with respect to benefit accrual under any defined benefit pension plan, (y) for purposes of any plan that provides for post-employment or retiree welfare benefits or (z) to the extent that it would result in duplication of coverage or benefits for the same period of service. In addition, and without limiting the generality of the foregoing: (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Employee Plan (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits, the Surviving Corporation and its Subsidiaries shall cause all pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for the Continuing Employees and their covered dependents, except to the extent such conditions have not been satisfied under the Old Plans; and (iii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, the Surviving Corporation and its Subsidiaries shall use commercially reasonable efforts to cause any eligible expenses incurred by the Continuing Employees and their covered dependents during the portion of the plan year of the Old Plans ending on the date that Continuing Employees’ participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will continue to be credited to such Continuing Employee as of immediately following the Effective Time.

(e)           No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.11 will not be deemed to: (i) guarantee employment or right to services for any period of time or to a particular term or condition of employment or service with Parent or the Surviving Corporation or any of their respective Subsidiaries or Affiliates, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to terminate any Continuing Employee or other service provider following the Closing at any time and for any or no reason; (ii) establish, modify or amend any Employee Plan, New Plan or any other compensation or benefit plan or arrangement; (iii) require Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to continue any Employee Plan or other compensation or benefit plan or arrangement or limit the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time; or (iv) create any third-party beneficiary rights in any person, including any Continuing Employee (or beneficiary or dependent thereof).

6.12        Public Statements and Disclosure. The initial press release with respect to the execution of this Agreement shall be a joint press release in the form reasonably agreed to by the Parties, and following such initial press release, the Company and Parent shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party (or McKesson or CD&R) may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice as is feasible); provided that the Parties shall not be obligated to engage in such consultation with respect to communications (including communications directed to each such Party’s and their respective Affiliates’ employees, suppliers, customers, partners, vendors or stockholders) that are consistent with press releases, public disclosures or public statements previously made in accordance with this Section 6.12; provided, further, that the restrictions set forth in this Section 6.12 shall not apply to any release or public statement (a) made or proposed to be made by the Company with respect to an Acquisition Proposal, a Superior Proposal or a Company Board Recommendation Change or any action taken pursuant thereto, in each case, in accordance with Section 5.3, or (b) in connection with any dispute between the parties regarding this Agreement or the Merger. Notwithstanding the foregoing, nothing in this Section 6.12 shall prohibit Parent and its Affiliates or CD&R from providing general information about the subject matter of this Agreement and the Company and its Subsidiaries (including their performance and improvements) to existing or potential limited partners in connection with their fund raising, marketing, informational, compliance or reporting activities of the kind customarily required in the course of its business.

6.13        Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt written notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed on a reasonably current basis with respect to the status thereof and any material developments related thereto. The Company will (a) give Parent the opportunity to review and propose comments with respect to all material filings, pleadings and responses proposed to be filed or submitted by or on behalf of the Company prior to such filing or submission, and the Company shall consider such comments in good faith, (b) give Parent the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation and (c) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise or settle, or agree to compromise or settle, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.13, “participate” means that the Company shall keep Parent reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith, but Parent shall not be afforded decision-making power or authority except for the settlement or compromise consent set forth above.

6.14        Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.15        Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.16        Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

6.17        2017 Warrants. Prior to the Closing, the Company shall use commercially reasonable efforts to enter into an agreement with each of the holders of the 2017 Warrants (the “Warrant Holders”) pursuant to which such Warrant Holders shall agree to (a) exercise their 2017 Warrants at or prior to the Closing and (b) instruct the Company to withhold a portion of the consideration equal to the amount owed in respect of the exercise price as set forth in the Warrant Agreement, in each case, in accordance with the terms of the Warrant Agreement; provided that, so long as the Company (x) delivers a request to enter into such agreement to each Warrant Holder reasonably promptly following the date hereof and (y) reasonably promptly responds to any questions or comments from any Warrant Holder with respect to such agreement, the Company shall not be deemed to have breached this Section 6.17 for purposes of Section 7.2(b).

Article VII
CONDITIONS TO THE MERGER

7.1          Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger are subject to the satisfaction (or waiver by Parent and the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)           Requisite Stockholder Approval. The Company shall have obtained the Requisite Stockholder Approval.

(b)           Antitrust Laws. The waiting periods (and any extensions thereof) applicable to the Transactions pursuant to the HSR Act will have expired or otherwise been terminated.

(c)           Healthcare Regulatory Filings. (i) The waiting periods (and any extensions thereto) applicable to the Transactions pursuant to the filings set forth on Section 7.1(c)(i) of the Company Disclosure Letter will have expired or otherwise been terminated and (ii) the consents, authorizations and approvals set forth on Section 7.1(c)(ii) of the Company Disclosure Letter shall have been obtained and shall remain in full force and effect.

(d)           No Prohibitive Laws or Injunctions. No Law, injunction or order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction prohibiting, enjoining or otherwise making illegal the consummation of the Merger shall have been enacted, entered or promulgated and be continuing in effect.

7.2          Conditions to the Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction (or waiver by Parent where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)           Representations and Warranties. (i) The representations and warranties of the Company set forth in the first sentence of Section 3.1 (Organization; Good Standing), Section 3.2 (Corporate Power; Enforceability), Section 3.3(a) (Company Board Approval), Section 3.3(b) (Fairness Opinion), Section 3.3(c) (Anti-Takeover Laws), Section 3.4 (Requisite Stockholder Approval), and Section 3.27 (Brokers) (x) that are qualified by “materiality” or “Company Material Adverse Effect” or words of similar import shall be true and correct on the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date) and (y) that are not qualified by “materiality” or “Company Material Adverse Effect” or words of similar import shall be true and correct in all material respects on the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material respects only as of such specified date); (ii) the representations and warranties of the Company set forth in Section 3.7(a) (Capital Stock), Section 3.7(b) (Stock Reservation and Awards) and Section 3.7(c) (Company Securities) shall be true and correct in all respects on the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects, other than for de minimis inaccuracies, only as of such specified date), other than for de minimis inaccuracies; (iii) the representations and warranties of the Company set forth in Section 3.12(b) (Absence of Certain Changes) shall be true and correct in all respects on the Closing Date as if made on and as of the Closing Date (except to the extent that such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects only as of such specified date); and (iv) the other representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) on the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct would not have a Company Material Adverse Effect.

(b)           Performance of Obligations of the Company. The Company shall have complied with and performed in all material respects each of the covenants and obligations of this Agreement required to be complied with and performed by the Company at or prior to the Closing.

(c)           No Company Material Adverse Effect. No Company Material Adverse Effect shall have arisen or occurred following the date of this Agreement.

(d)           Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(c) have been satisfied.

7.3          Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” or words of similar import) on the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay, or impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Transactions (a “Parent Material Adverse Effect”).

(b)           Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have complied with and performed in all material respects each of the covenants and obligations of this Agreement required to be complied with and performed by Parent or Merger Sub at or prior to the Closing.

(c)           Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

Article VIII
TERMINATION

8.1          Termination. This Agreement may be validly terminated, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval, except where otherwise expressly provided in this Section 8.1), only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)           Mutual Agreement. By mutual written agreement of Parent and the Company;

(b)           Order. By either Parent or the Company if: (i) any final and non-appealable injunction or other judgment or order is issued by any court or other Governmental Authority of competent jurisdiction permanently restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger or (ii) any statute, law or regulation has been enacted, entered or enforced, permanently restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger (the events in clauses (i) and (ii), a “Legal Prohibition”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to a Party (treating Parent and Merger Sub as one party for this purpose) if the Legal Prohibition was primarily due to the failure of such Party to comply with any of its obligations under this Agreement;

(c)           Termination Date. By either Parent or the Company if the Effective Time has not occurred by 11:59 p.m., New York City time, on October 5, 2027 (the “Termination Date”);

(d)           Requisite Stockholder Approval. By either Parent or the Company, if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger;

(e)           Company Breach. By Parent, if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or (b), except that if such breach is capable of being cured prior to the Termination Date, Parent will not be entitled to terminate this Agreement prior to the delivery by Parent to the Company of written notice of such breach, delivered at least forty-five (45) days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured prior to termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if it or Merger Sub is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.3(a) or (b);

(f)            Company Board Recommendation Change. By Parent, at any time prior to the Company’s receipt of the Requisite Stockholder Approval, if the Company Board (or a committee thereof) has effected a Company Board Recommendation Change;

(g)           Parent or Merger Sub Breach. By the Company, if Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or (b), except that if such breach is capable of being cured prior to the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least forty-five (45) days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured prior to termination; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.2(a) or (b);

(h)           Superior Proposal. By the Company, at any time prior to the Company’s receipt of the Requisite Stockholder Approval, in order to substantially concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal to the extent permitted by, and subject to and in accordance with the terms of, Section 5.3(d), if the Company pays, or causes to be paid, to Parent in immediately available funds the Company Termination Fee in accordance with Section 8.3(b)(ii) substantially concurrently with such termination; or

(i)            Parent Failure to Close. By the Company, if (i) all of the conditions set forth in Section 7.1 and Section 7.2 are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, so long as such conditions are at the time of termination capable of being satisfied as if such time were the Closing), (ii) Parent fails to consummate the Transactions by the date that is two (2) Business Days after the first date on which Parent is required to consummate the Closing pursuant to Section 2.3, (iii) the Company has irrevocably confirmed to Parent in writing at least two (2) Business Days prior to terminating the Agreement pursuant to this Section 8.1(i) that (A) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, so long as such conditions are at the time of termination capable of being satisfied or are waived) have been and remain satisfied or waived and (B) it is ready, willing and able to consummate the Closing and (iv) Parent fails to consummate the Closing by the end of such two (2) Business Day period.

8.2          Manner and Notice of Termination; Effect of Termination.

(a)           Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated.

(b)           Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties (or as specified in the mutual written agreement of Parent and the Company pursuant to Section 8.1(a)). In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate or Representative of such Party) to the other Parties, as applicable, except that Sections 6.6(f), 6.6(g) and 6.12, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement. Notwithstanding the foregoing but subject to Section 8.3(e), nothing in this Agreement will relieve any Party from any liability for fraud or any Willful and Material Breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreements, any applicable clean team or similar arrangement, the Guarantees or the Financing Letters, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3          Fees and Expenses.

(a)           General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation shall be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.10(e), Parent or the Surviving Corporation shall pay or cause to be paid all transfer, stamp and documentary Taxes, sales, use, real property transfer and other similar Taxes, in each case, imposed on the Company and its Subsidiaries in connection with entering into this Agreement and the consummation of the Merger.

(b)           Company Termination Fee.

(i)            (A) If this Agreement is validly terminated pursuant to (w) Section 8.1(c) (Termination; Termination Date) and the Requisite Stockholder Approval shall not have been obtained at the time of such termination (provided that, at the time of such termination, (I) all of the conditions set forth in Section 7.1 (other than Section 7.1(a) (Requisite Stockholder Approval)) and Section 7.3 shall have been satisfied or waived (other than (x) those conditions that by their nature are to be satisfied at the Closing or which conditions shall be capable of being satisfied at the Closing and (y) any condition the failure of which to be satisfied was primarily due to the failure of the Company to perform any of its obligations under this Agreement) and (II) the Company shall not have been entitled to terminate this Agreement pursuant to Section 8.1(g) (Parent or Merger Sub Breach)), (x) Section 8.1(d) (Termination; Failure to Obtain Requisite Stockholder Approval), or (y) Section 8.1(e) (Termination; Company Breach); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, any Person shall have publicly announced, or the Company shall have publicly disclosed, an Acquisition Proposal that has not been duly (and publicly, in the case of an Acquisition Proposal that has been publicly announced) withdrawn or otherwise abandoned at least two (2) Business Days prior to the Company Stockholder Meeting or prior to the date of termination in the case of a termination pursuant to Section 8.1(c) (Termination; Termination Date), or Section 8.1(e) (Termination; Company Breach); and (C) within twelve (12) months following such termination of this Agreement, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction, then the Company shall promptly (and in any event within three (3) Business Days) after the earlier of entry into such definitive agreement or the consummation of such Acquisition Transaction pay, or cause to be paid, to Parent a termination fee of $145,963,976 (the “Company Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii)           If this Agreement is validly terminated pursuant to (A) Section 8.1(f) (Termination; Company Board Recommendation Change) or (B) Section 8.1(h) (Termination; Superior Proposal), then the Company must substantially concurrently with, such termination if pursuant to Section 8.1(h) or, in the case of termination pursuant to Section 8.1(f) promptly (and in any event within three (3) Business Days) following such termination, pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c)           Parent Termination Fee. If this Agreement is validly terminated (i) by the Company pursuant to Section 8.1(g) (Parent or Merger Sub Breach) or Section 8.1(i) (Parent Failure to Close), or (ii) by the Company or Parent pursuant to Section 8.1(c) (Termination Date) at a time when the Company would have been entitled to terminate pursuant to Section 8.1(g) or Section 8.1(i), then Parent shall promptly (and in any event within three (3) Business Days after such termination) pay, or cause to be paid, to the Company a termination fee of $291,927,951 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by the Company.

(d)           Single Payment Only. The Parties acknowledge and agree that in no event will (i) the Company be required to pay the Company Termination Fee or (ii) Parent be required to pay the Parent Termination Fee, on more than one occasion, whether or not the Company Termination Fee or Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e)           Sole Remedy.

(i)            Notwithstanding anything to the contrary in this Agreement, the Company’s right to terminate the Agreement and receive the Parent Termination Fee to the extent owed pursuant to Section 8.3(c) (including the Company’s right to enforce the Guarantees with respect thereto), the Company’s right to enforce its rights under the Confidentiality Agreements, any applicable clean team or similar arrangement, the Reimbursement Obligations to the extent owed pursuant to Section 6.6(f) and Section 6.6(g), the Enforcement Expenses to the extent owed pursuant to Section 8.3(f) and the Company’s right to specific performance pursuant to and subject to the limitations of Section 9.8 will be the sole and exclusive remedies of the Company and its Affiliates and the Company Related Parties (whether at law, in equity, in contract, in tort or otherwise) against: (A) Parent, Merger Sub or the Guarantors; (B) the former, current and future direct or indirect holders of any equity, controlling persons, employees, agents, attorneys, Affiliates, Representatives, members, managers, officers, directors, general or limited partners, stockholders and assignees of any of Parent, Merger Sub, the Guarantors and the Financing Sources and each of their respective Affiliates (collectively, the “Parent Related Parties”); and (C) the Financing Sources in respect of this Agreement, any agreement executed in connection herewith (including the Financing Letters and the Guarantees) and the transactions contemplated hereby and thereby, and upon payment in full of such amounts, (1) none of Parent, Merger Sub, the Guarantors, the Parent Related Parties or the Financing Sources will have any further liability or obligation to the Company relating to or arising out of this Agreement, any agreement executed in connection herewith (including the Financing Letters and the Guarantees) or the transactions contemplated hereby and thereby, (2) no Company Related Party shall be entitled to bring or maintain any Legal Proceeding against Parent, Merger Sub, any Guarantor, any Parent Related Parties or any Financing Sources arising out of or in connection with this Agreement, any agreement executed in connection herewith (including the Financing Letters and the Guarantees) or the transactions contemplated hereby and thereby and (3) the Company shall cause any Legal Proceeding pending in connection with this Agreement, any agreement executed in connection herewith (including the Financing Letters and the Guarantees) or the transactions contemplated hereby and thereby, to the extent maintained by the Company or any Company Related Party against Parent, Merger Sub, any Guarantor, any Parent Related Parties or any Financing Sources, to be dismissed with prejudice promptly, and in any event within five (5) Business Days after the payment of such amounts (except that, in each case, the Parties (or their Affiliates) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreements, any applicable clean team or similar arrangement, the Reimbursement Obligations, the Enforcement Expenses, and Section 8.3(a), and the Guarantors will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Guarantees solely with respect to the Reimbursement Obligations, the Enforcement Expenses and Section 8.3(a)). The Parties acknowledge and agree that, while the Company may pursue a grant of specific performance in accordance with Section 9.8 and payment of the Parent Termination Fee, in no event shall the Company be entitled to obtain both (x) a grant of specific performance pursuant to Section 9.8 that results in the Closing occurring and (y) payment of the Parent Termination Fee in accordance with this Section 8.3(e). The Parent Related Parties and the Financing Sources are intended third-party beneficiaries of this Section 8.3(e)(i). In no event shall the Parent, Merger Sub, the Guarantors or the Parent Related Parties have liability for monetary damages (including monetary damages for fraud and Willful and Material Breach in lieu of specific performance and damages pursuant to Section 8.2(b)) in the aggregate in excess of the greater of the Parent Termination Fee, plus any amounts owed by Parent under Section 8.3(a), all filing fees in connection with filings made under the HSR Act and any Reimbursement Obligations and Enforcement Expenses.

(ii)           Notwithstanding anything to the contrary in this Agreement, Parent’s right to terminate the Agreement and receive the Company Termination Fee, any Enforcement Expenses to the extent owed pursuant to Section 8.3(f), the applicable party’s right to enforce its rights under the Confidentiality Agreements and any applicable clean team or similar arrangement, and Parent’s right to specific performance pursuant to Section 9.8, as applicable, will be the sole and exclusive remedies of Parent and Merger Sub and each of their respective Affiliates and the Parent Related Parties and the Financing Sources (whether at law, in equity, in contract, in tort or otherwise) against: (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future direct or indirect holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, Representatives, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the Transactions, and upon payment in full of the Company Termination Fee and any Enforcement Expenses to the extent owed pursuant to Section 8.3(f), and upon payment of the Company Termination Fee, (1) none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub or any Parent Related Parties or the Financing Sources relating to or arising out of this Agreement, any agreement executed in connection herewith or the Transactions (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and Merger Sub may be entitled to remedies with respect to, the Confidentiality Agreements, any applicable clean team or similar arrangement and the Enforcement Expenses, as applicable) and (2) no Parent Related Party shall be entitled to bring or maintain any Legal Proceeding against the Company or any Company Related Party arising out of or in connection with this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby; provided that nothing in the foregoing sentence shall relieve the Company for any liability for fraud or Willful and Material Breach, or the ability of Parent or Merger Sub to recover monetary damages as a result thereof or to bring or maintain any Legal Proceeding in respect thereof. The Parties acknowledge and agree that, while Parent may pursue a grant of specific performance in accordance with Section 9.8 and payment of the Company Termination Fee, in no event shall Parent be entitled to obtain both (x) a grant of specific performance pursuant to Section 9.8 that results in the Closing occurring and (y) payment of the Company Termination Fee in accordance with Section 8.3(b). The Company Related Parties are intended third-party beneficiaries of this Section 8.3(e).

(f)            Enforcement Expenses. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of this Agreement and that, without Section 8.3(b), Parent would not have entered into this Agreement and that, without Section 8.3(c), the Company would not have entered into this Agreement. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to this Section 8.3, the Company or Parent, as applicable, shall pay to Parent or the Company, respectively, all reasonable and documented out-of-pocket fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated by such Party), together with interest on the amount of the Company Termination Fee or the Parent Termination Fee, as applicable, at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made (collectively, the “Enforcement Expenses”); provided that in no event shall the Enforcement Expenses payable by the Company, on the one hand, or the Enforcement Expenses and Reimbursement Obligations payable by Parent, on the other hand, exceed $7,500,000 in the aggregate.

Article IX
GENERAL PROVISIONS

9.1          Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement or in any certificate delivered pursuant to this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2          Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) immediately upon delivery by electronic mail or by hand, in each case to the intended recipient as set forth below:

(a)            if to Parent or Merger Sub to:

Onyx Bidco LLC
c/o Clayton, Dubilier & Rice, LLC
550 Madison Avenue, 32nd Floor
New York, NY 10152
Attn:     Ravi Sachdev; Sarah Kim
Email: [***]; [***]

with a copy (which will not constitute notice) to:

Debevoise & Plimpton LLP

66 Hudson Boulevard

 New York, NY 10001

Attention: Kevin A. Rinker

Christopher Anthony

E-mail: karinker@debevoise.com

canthony@debevoise.com

and

Davis Polk & Wardwell LLP
900 Middlefield Road
Redwood City, CA 94063
Attn:         Alan F. Denenberg

Michael Diz

Jason Bassetti
Email:         alan.denenberg@davispolk.com

michael.diz@davispolk.com

jason.bassetti@davispolk.com

(b)           if to the Company (prior to the Effective Time) to:

Option Care Health, Inc.

3000 Lakeside Drive, Suite 300N

Bannockburn, IL 60015
Attention:         John C. Rademacher; Collin G. Smyser

Email: [***]; [***]

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:	Sarkis Jebejian, P.C.
Carlo Zenkner, P.C.
Lilybelle Abraham
Email:	sarkis.jebejian@kirkland.com
carlo.zenkner@kirkland.com
lilybelle.abraham@kirkland.com

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3          Amendment, Waiver and Assignment.

(a)           Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval. Notwithstanding anything to the contrary, the provisions relating to the Financing Sources set forth in Sections  8.3(e), 9.6, 9.9(b), 9.10(b), 9.11 and this Section 9.3(a) may not be amended in a manner adverse in any material respect to the Financing Sources, without the prior written consent of the Financing Sources.

(b)           Extension; Waiver. At any time and from time to time prior to the Effective Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that Parent and Merger Sub shall be deemed a single Party solely for purposes of this Section 9.3(b)). Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right. Any extension or waiver given in compliance with this Section 9.3(b) or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

(c)           Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties, except that the indemnification and other rights hereunder of a party may be assigned to any Financing Sources, solely for collateral security purposes effective as of or after the Closing. Subject to the preceding sentence, this Agreement will be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void ab initio.

9.4          Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that the parties listed in Section 9.4 of the Company Disclosure Letter and the Company have previously executed the Confidentiality Agreements, that shall continue in full force and effect in accordance with their terms, subject to Section 6.6(e). Each of Parent, Merger Sub and their respective Representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreements. By executing this Agreement, each of Parent and Merger Sub agrees to be bound by the terms and conditions of the Confidentiality Agreements as if they were parties thereto.

9.5           Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreements and the Company Disclosure Letter, the Guarantees and the Financing Letters, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. The Company Disclosure Letter constitutes “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and does not form part of this Agreement but instead operates upon the terms of this Agreement as provided herein. The Confidentiality Agreements will (a) not be superseded, (b) survive any termination of this Agreement and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which such Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6          Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except (a) as set forth in or as contemplated by Section 6.10, (b) if the Closing occurs, for the right of the holders of Company Common Stock, Company Options, Company RSUs and Company PSUs to receive the Per Share Price, the Option Consideration, the RSU Consideration and the PSU Consideration, respectively, in each case, after the Effective Time in accordance with the terms and conditions of this Agreement and (c) as set forth in or contemplated by Section 8.3(e). The provisions of Sections 8.3(e), 9.3(a), 9.9(b), 9.10(b), 9.11 and this Section 9.6 that pertain to the Financing Sources shall inure to the benefit of the Financing Sources, each of which is intended to be a third-party beneficiary thereof.

9.7          Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. Upon such determination, the Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8          Remedies.

(a)           Remedies Cumulative. Except as otherwise provided herein (including Section 8.3(e)), any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and monetary damages, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance).

(b)           Specific Performance.

(i)            The Parties acknowledge and agree that: (A) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions; (B) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (C) neither the ability of either Party to recover damages for fraud or any Willful and Material Breach of this Agreement nor the provisions of Section 8.3 are intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (D) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement. The Parties agree not to raise any objections to (1) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand and (2) the specific performance of the terms and provisions of this Agreement or the Financing Letters to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement or to cause the Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Financing Letters. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties further agree that (x) by seeking the remedies provided for in this Section 9.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement and (y) nothing set forth in this Section 9.8 shall require any Party to institute any Legal Proceeding for (or limit any party’s right to institute any Legal Proceeding for) specific performance under this Section 9.8 prior to, or as a condition to, exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8 or anything set forth in this Section 9.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(ii)           Notwithstanding Section 9.8(b)(i), it is acknowledged and agreed that the Company will be entitled to an injunction, specific performance or other equitable remedy to cause Parent and Merger Sub to enforce the obligations of the Guarantors to fund the Equity Financing pursuant to the Equity Commitment Letters and to cause Parent to consummate the Transactions if, and only if (A) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing if the Closing were to occur at the time of such enforcement) have been satisfied or waived in writing by Parent at the time when Closing would have been required to occur in accordance with this Agreement, (B) the Debt Financing (including any Alternative Debt Financing in accordance with Section 6.5(d)) has been funded or would be available to Parent at the Closing (subject only to the Equity Financing being funded at the Closing), (C) the Company has irrevocably confirmed to Parent in writing that (1) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing if the Closing were to occur at the time of such enforcement) have been and remain satisfied or waived in writing by Parent and (2) if specific performance were granted and the Debt Financing (including any Alternative Debt Financing in accordance with Section 6.5(d)) were funded, then Closing would occur in accordance with Section 2.3 and (D) Parent fails to consummate the Closing in accordance with Section 2.3.

9.9          Governing Law.

(a)           This Agreement and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws, including any statutes of limitations, of any jurisdiction other than the State of Delaware.

(b)           Notwithstanding anything to the contrary contained in the foregoing, all disputes against any of the Financing Sources under or in respect of any Debt Financing or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise (including any dispute arising out of or relating in any way to any Debt Financing), shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction (provided, however, that notwithstanding the foregoing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, it is understood and agreed that (A) the interpretation of the definition of Company Material Adverse Effect (and whether or not a Company Material Adverse Effect has occurred), (B) the determination of the accuracy of any “specified acquisition agreement representation” (as such term or similar term may be defined in any Debt Commitment Letter) and whether as a result of any inaccuracy thereof Parent or any of its Affiliates have the right to terminate its or their obligations hereunder pursuant to Section 8.1(e) or decline to consummate the Closing as a result thereof pursuant to Section 7.2 and (C) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, shall in each case be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction).

9.10        Consent to Jurisdiction.

(a)           General Jurisdiction. Each of the Parties: (a) irrevocably consents to the service of the summons, notice and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Transactions or the Guarantees, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Guarantees or the Transactions; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding arising in connection with this Agreement, the Guarantees or the Transactions shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding relating to this Agreement, the Guarantees or the Transactions in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)           Jurisdiction for Financing Sources. Notwithstanding anything in this Agreement to the contrary (but in all cases subject to and without in any way limiting the rights, remedies and claims of Parent and its Affiliates (and, following the Closing, the Company and its Subsidiaries) under or pursuant to any commitment letter or any other agreement entered into with respect to the Debt Financing), each of the parties to this Agreement on behalf of itself and each of its Affiliates hereby: (a) agrees that any legal action involving the Financing Sources (whether in law or in equity, whether in contract or in tort or otherwise) arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof (each such court, the “Subject Courts”) and each party hereto irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, (b) agrees not to bring or support or permit any of its Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise), against the Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable legal requirements trial by jury in any legal action brought against the Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that none of the Financing Sources will have any liability to the Company or its Affiliates relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of the Company or its Affiliates shall bring or support any legal action, including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason and (g) agrees that the provisions of this Section 9.10(b) and the definitions of “Financing Sources” and “Lenders” (and any other provisions of this Agreement to the extent an amendment or other modification thereof would affect the substance of any of the foregoing) shall not be amended or otherwise modified in any manner that materially and adversely affects the Financing Sources without the prior written consent of the Lenders.

9.11        WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS, THE GUARANTEES, THE FINANCING LETTERS OR THE FINANCING. EACH PARTY ACKNOWLEDGES AND AGREES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12        No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Parent Related Parties (other than the Guarantors to the extent set forth in the applicable Guarantees or Equity Commitment Letter) or Company Related Parties shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith.

9.13        Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) only (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure. No Party may deem the mere inclusion of an item in the Company Disclosure Letter as an admission that such item represents a material exception or material fact, event, or circumstance or that such item is material or constitutes a Company Material Adverse Effect (and no Party concedes such materiality or effect by its inclusion), and no reference to, or disclosure of, any item or other matter in the Company Disclosure Letter shall necessarily imply that any other undisclosed matter or item having a greater value or significance is material.

9.14        Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, ..tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

ONYX BIDCO LLC

By:

/s/ Rima Simson
Name:	Rima Simson
Title:	Vice President, Treasurer and Secretary

ONYX MERGER SUB, INC.

By:

/s/ Rima Simson
Name:	Rima Simson
Title:	Vice President, Treasurer and Secretary

OPTION CARE HEALTH, INC.

By:

/s/ John C. Rademacher
Name:	John C. Rademacher
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]